Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

MB AEROSPACE GROUP HOLDINGS LIMITED

MB AEROSPACE HOLDINGS INC.

and

BARNES GROUP INC.

Dated as of June 5, 2023

Table of Contents

		Page
Article I

Definitions

Section 1.1	Definitions	1
Section 1.2	Other Defined Terms	14

Article II

PURCHASE AND SALE OF SHARES

Section 2.1	Delivery and Purchase of Shares	16
Section 2.2	Closing	16
Section 2.3	Closing Deliverables	17

Article III

CONSIDERATION FOR SHARES

Section 3.1	Estimated Purchase Price; Certain Closing Date Payments	18
Section 3.2	Company Transaction Expenses	19
Section 3.3	Payoff Amounts	19
Section 3.4	Post-Closing Determination of Purchase Price Adjustment; Company Accounting Principles	20
Section 3.5	Escrow	23
Section 3.6	Withholding	24
Section 3.7	Employee Notes Payoff	24
Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Section 4.1	Title to Shares	24
Section 4.2	Organization and Good Standing	25
Section 4.3	Authority; Execution and Delivery; Enforceability	25
Section 4.4	No Conflicts; Consents	25
Section 4.5	Brokers and Finders	26
Section 4.6	Proceedings	26
Section 4.7	Activities of Certain Entities	26
Section 4.8	Disclaimer of Warranties	27

i

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (as the same may be modified or amended in accordance with the terms hereof, this “Agreement”) is dated as of June 5, 2023 and is by and among Barnes Group Inc., a Delaware corporation (“Purchaser”), MB Aerospace Group Holdings Limited, a Cayman Islands limited company (“Seller”), and MB Aerospace Holdings Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Seller owns shares of the common stock, par value $0.01 per share, of the Company, representing 100% of the issued and outstanding shares of capital stock of the Company (the “Company Shares”);

WHEREAS, Purchaser desires to purchase the Company Shares from Seller, on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1       Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Action” means any action, cease and desist letter, claim, complaint, suit, arbitration, litigation, audit notice of violation or non-compliance, hearing, citation, summons, subpoena, investigation or other proceeding of any nature, whether civil, criminal, regulatory or otherwise or legal administrative or regulatory proceeding at Law or in equity, by or before any Governmental Entity or other mediator or arbitration panel.

“Adjustment Time” means 11:59 p.m. New York City time on the day immediately preceding the Closing Date.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that, except with respect to the definition of “Seller Related Party” (other than with respect to Seller Related Party as used in Section 10.3), Section 7.5(c) (to the extent such Affiliate is in possession of Company Confidential Information), Section 7.7(b), Section 11.15 and Section 11.16 in no event shall Seller, the Company or any of the Company’s Subsidiaries be considered an Affiliate of any portfolio company or investment fund managed directly or indirectly by an Affiliate of Blackstone, Inc., nor shall any portfolio company or investment fund managed directly or indirectly by an Affiliate of Blackstone, Inc., be considered to be an Affiliate of Seller, the Company or any of the Company’s Subsidiaries.

“Affiliate Arrangements” means (i) any Contract or transaction between the Seller Group, on the one hand, and the Company or any if its Subsidiaries, on the other hand, (ii) any intercompany account or balance between any Seller and/or any of its Affiliates (other than the Company or any of its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand, and (iii) any Contract (other than employment Contracts) between any director, officer, employee or equityholder of the Seller Group, on the one hand, and the Company or any of its Subsidiaries or any director, officer, employee or equityholder of the Company or any of its Subsidiaries or any member of any such Person’s immediate family, on the other hand.

“Aggregate Employee Note Payoff Amount” means the sum of the Employee Note Payoff Amounts with respect to the Employee Notes.

“Base Purchase Price” means an amount equal to $740,000,000.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Cash” means the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries, excluding (i) all cash and cash equivalents that are held in escrow, on deposit by a third party, or are otherwise contractually restricted (other than any contractual restrictions pursuant to any Funded Indebtedness) from free use by the Company and its Subsidiaries, (ii) all Taxes, fees, expenses and any other costs associated with repatriating any Cash held outside of the United States into the United States (the cash and cash equivalents described in the foregoing clauses (i) and (ii), “Restricted Cash”) and (iii) the amounts of any line items that are included in Working Capital, and including (A) any uncleared checks and drafts or wire transfers received or deposited or available for deposit for the account of the Company and its Subsidiaries that are not yet credited to the account of the Company and its Subsidiaries, but net of checks, drafts or wire transfers issued by the Company or its Subsidiaries but not yet cleared and (B) the amount of any net payments that would be required to be paid to the Company and its Subsidiaries by counterparty banks under derivative financial instruments, including swap or hedging agreements or arrangements or forward currency or interest rate contracts or other interest rate or hedging arrangements or similar arrangements, in the event of an early unwind or early termination of such instruments, calculated as of the Adjustment Time, in each case determined and calculated in accordance with the Company Accounting Principles.

“CMA” means the UK Competition and Markets Authority.

“CMA Briefing Paper” means the briefing paper, in the form agreed between the Parties,  submitted to the CMA by Purchaser in relation to the transactions contemplated by this Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Accounting Principles” means those accounting principles, practices and methodologies set forth on Annex A hereto.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each, if any exists, (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health, medical, life insurance or other benefit plan, program, policy, agreement or arrangement, (ii) bonus, incentive or deferred compensation, stock purchase, stock option, equity or other equity-based compensation plan, program, policy, agreement or arrangement, (iii) employment, severance, separation, change in control or retention plan, program, policy, agreement or arrangement and (iv) other fringe benefit compensation, benefit or employee loan plan, program, policy, agreement or arrangement (other than any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any plan sponsored or maintained by a Governmental Entity), in each case sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or its Subsidiaries for the benefit of any Company Employee or any other current or former employee or individual service provider of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability.

“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.

“Company Employee” means each individual employed on a non-temporary or contingent basis by the Company or any of its Subsidiaries as of the Closing.

“Company Material Adverse Effect” means any change, event, effect or development that, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following, and no changes, events, effects or developments to the extent resulting from the following will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, or would occur (subject to the limitations set forth below):

(i)           general economic conditions, or conditions in the global, international or regional economy generally, including changes in inflation, supply chain disruptions, and labor shortages;

(ii)         conditions in the equity, credit, debt, financial, currency or capital markets, including (A) changes in interest rates or credit or debt ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)          conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv)          political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, sabotage, terrorism or military actions, including any escalation or worsening of the foregoing, in the United States, United Kingdom, Poland, Taiwan or any other country or region in which the Company and its Subsidiaries conduct business;

(v)            earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of the foregoing, in each case, in the United States or any other country or region in which the Company and its Subsidiaries conduct business;

(vi)         the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Share Purchase, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, vendors, lenders, lessors, partners or employees (including any employee attrition) or Governmental Entities, in each case to the extent resulting from execution and delivery of this Agreement, or the announcement of this Agreement or the pendency of the Share Purchase (provided that this clause (vi) shall not apply to any representation or warranty the purpose of which is to address the consequences resulting from the execution, delivery or announcement of this Agreement or the consummation of the transactions contemplated hereby);

(vii)         any actions taken or refrained from being taken at the written request of Purchaser following the date of this Agreement and that was performed in accordance with Purchaser’s request;

(viii)       changes after the date hereof in GAAP or other accounting standards, or in any applicable Laws (or the enforcement or interpretation of any of the foregoing);

(ix)          any epidemics, pandemics, plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated or recommended by any Governmental Entity in response to any of the foregoing), including any escalation or worsening of any of the foregoing, in each case, in the United States, the United Kingdom, Poland, Taiwan or any other country or region in which the Company and its Subsidiaries conduct business;

(x)          any changes to the Company’s credit ratings, in each case, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xi)          any failure by the Company and its Subsidiaries to meet (A) any internal or public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder); and

(xii)        the identity of, or any facts or circumstances relating to, Purchaser or the publicly announced future plans or intentions of the Purchaser, with respect to the Company or its business.

provided, however, that any change, event or effect referred to in clauses (i), (ii), (iii), (iv), (v), (viii), and (ix) immediately above may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, event or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industry in which the Company operates (in which case only the incremental disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Company IP” means all Intellectual Property owned by, or purported to be owned by, the Company or its Subsidiaries.

“Company IT Assets” means all technology devices, computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology assets and equipment, and all data stored therein or processed thereby owned or to the extent used (including through cloud-based or other third-party service providers) by the Company or its Subsidiaries.

“Company Transaction Expenses” means, without duplication, to the extent remaining unpaid as of the Adjustment Time, all fees, commissions, costs or expenses that have been triggered or incurred by or on behalf of the Seller Group (to the extent borne by the Company or its Subsidiaries), the Company and the Company’s Subsidiaries in connection with the planning, structuring, negotiation, preparation and execution of this Agreement and the performance or consummation of the transactions contemplated by this Agreement (including any preparation for a transaction process or any sale process involving other potential buyers), including the fees and expenses of any broker, investment banker or financial advisor, attorney, accountant, consultant other advisor or service provider, including (i) the fees and expenses payable by the Company or any of its Subsidiaries to RBC Capital Markets, LLC, Goldman Sachs & Co. LLC and any other financial advisors engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (ii) the fees and expenses payable by the Company or any of its Subsidiaries to Simpson Thacher & Bartlett LLP and any other outside attorneys engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (iii) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to KPMG LLP, PricewaterhouseCoopers LLP and any other outside accountants engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (iv) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to CSP Associates, LLC and any other outside consultants engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (v) the fees and expenses payable by the Company or any of the Company’s Subsidiaries under the Transaction and Monitoring Fee Agreement, (vi) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to other advisors, which fees and expenses were incurred in connection with this Agreement, and (vii) any change in control, transaction, retention, severance or similar payments payable by the Company or its Subsidiaries to any current or former employee, director, individual service provider or a designee of the foregoing or any other Person on behalf of the foregoing in connection with the completion of the transactions contemplated hereby (including any payments or liabilities in respect of equity or equity-based compensation but excluding any severance or other payments triggered in connection with or following the Closing that are not the result of Seller’s actions (other than as requested by Purchaser) prior to the Closing) and the employer portion of any payroll, employment or similar Taxes incurred with respect to such payments.  Notwithstanding the foregoing, “Company Transaction Expenses” shall not include (A) any fees and expenses incurred by the Company or any of the Company’s Subsidiaries (x) that Purchaser is responsible for paying pursuant to Section 7.7, Section 7.8 or Section 7.11 or (y) the Company otherwise agrees to pay at the written request or written direction of Purchaser or (B) any amounts to the extent included in Working Capital or Indebtedness.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to (i) prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment or (ii) prohibit, restrict or regulate foreign investment for the purposes of national security, public order or defense matters.

“Contract” means any contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, commitment, arrangement, obligation or undertaking.

“Data Protection Law” means all applicable Laws, including the European Union’s General Data Protection Regulation, relating to the protection or processing of Personal Data, data privacy or cybersecurity in any relevant jurisdiction.

“Electronic Data Room” means the electronic data room established by or on behalf of the Company in connection with the transactions contemplated hereby.

“Employee Note Payoff Amount” means, with respect to an Employee Note, the aggregate amount required to repay such Employee Note in full as of the Adjustment Time (assuming consummation of the Closing and which shall not include any amounts cancelled or forgiven on or prior to the Adjustment Time).

“Employee Notes” means the promissory notes issued by the equityholders of Seller on Schedule I hereto to the Company or one of its Subsidiaries.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title or other encumbrance of any kind.

“Environmental Laws” means any and all applicable Laws and Governmental Orders relating to pollution (or the cleanup thereof) or to the protection, preservation or restoration of natural resources, endangered or threatened species, human health or safety (to the extent relating to exposure to Hazardous Materials), or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata) that are promulgated and in effect as of or prior to the Closing Date, including all those concerning the presence of, Release of, exposure to, or the management, manufacture, use, containment, storage, labeling, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, or remediation of any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agreement” means the Escrow Agreement in substantially the form attached hereto as Exhibit A, with such changes as may be (i) requested by the Escrow Agent and (ii) mutually agreed by Seller and Purchaser.

“Estimated Purchase Price” means (i) the Base Purchase Price, minus (ii) the amount of Estimated Funded Indebtedness, minus (iii) the amount of Estimated Company Transaction Expenses, plus (iv) the amount of Estimated Cash, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (vi) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount plus (vii) the Estimated Aggregate Employee Note Payoff Amount.  For the avoidance of doubt, the Estimated Purchase Price shall be determined in a manner so as to not inappropriately “double count” any components (or portions) thereof.

“Financing Entities” has the meaning specified in the definition of “Financing Parties.”

“Financing Parties” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby (including any Permanent Financing or any Alternative Financing), and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (the “Financing Entities”), and their respective Affiliates and their and their respective affiliates’ Representatives and their respective successors and assigns; provided, that Purchaser shall not be a Financing Party.

“Funded Indebtedness” means the aggregate amount of Indebtedness as of the Adjustment Time; provided that any Indebtedness incurred after the Adjustment Time and prior to the Closing shall be deemed incurred as of the Adjustment Time.

“GAAP” means United States generally accepted accounting principles.

“Governmental Antitrust Entity” means any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Entity” means any United States or foreign (i) government, agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state or local, (ii) self-regulatory organization (including any securities exchange) or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitrational tribunal.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award or similar order of a Governmental Entity (in each case whether preliminary or final).

“Hazardous Materials” means (i) any petroleum product, petroleum by-product or distillate, polychlorinated biphenyl, asbestos in any form, radon, radioactive material or waste, lead or lead-containing material, urea formaldehyde foam insulation or polychlorinated biphenyl or (ii) any material, substance, contaminant, chemical or waste regulated under or for which liability or standards of conduct may be imposed pursuant to any applicable Environmental Law due to its toxic, hazardous, dangerous or deleterious properties or characteristics, including those substances that are defined, classified, listed or regulated under any Environmental Law as “toxic,” “hazardous,” “acutely hazardous” or words of similar meaning or effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to the Company and its Subsidiaries, without duplication, all liabilities or obligations in respect of (i) indebtedness for borrowed money, including under the Senior Secured Credit Agreements and including all accrued but unpaid interest thereon and other payment obligations thereon; (ii) any indebtedness evidenced by a note, bond, debenture or other similar instrument or other debt security (whether convertible or not) or similar instrument; (iii) reimbursement obligations with respect to letters of credit, bankers’ acceptances, surety bonds, and other financial guarantees, (but, in each case, solely to the extent drawn); (iv) the amount of any net payments that would be required to be paid by the Company and its Subsidiaries to counterparty banks under derivative financial instruments, including swap or hedging agreements or arrangements or forward currency or interest rate contracts or other interest rate or hedging arrangements or similar arrangements, in the event of an early unwind or early termination of such instruments, calculated as of the Adjustment Time; (v) any unpaid purchase price due in respect of acquisitions (including “earn-out” payments, holdbacks, and similar payments, whether or not matured or contingent, and seller notes) and deferred purchase price obligations); (vi) conditional sale or other title retention agreements; (vii) obligations secured by Encumbrances (other than permitted Encumbrances) on the assets or properties of the Company or any of its Subsidiaries; (viii) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties; (ix) obligations as lessee that are required to be capitalized on a balance sheet in accordance with GAAP, classified as a capital leases or finance leases in accordance with GAAP, or that have been classified as capital leases or finance leases in the Financial Statements; (x) “sale and lease back” transactions; (xi) transactions related to the assignment or securitization of receivables for financing purposes to any third party, including all factoring agreements and similar agreements executed for the purpose of obtaining financing (other than transactions entered into pursuant to the supplier financing Contracts set forth on Section 1.1(c) of the Company Disclosure Schedule, each of which was entered into in the ordinary course of business consistent with past practice), (xii) dividends declared or other distributions payable or owed to any Seller Related Party; (xiii) the Pre-Closing Tax Amount; (xiv) any unfunded or underfunded pension benefits, deferred compensation, retiree health or welfare benefits, or severance arising from terminations of employment prior to closing or otherwise triggered by Seller Group’s actions prior to the Closing, as well as the employer portion of any payroll, employment or similar Taxes related to the foregoing; (xv) all Indebtedness of a Person of a type that is referred to in clauses (i) through (xiv) above the payment of which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee by the Company or any of its Subsidiaries of such obligations (and including through make-whole, take-or-pay, or keep-well agreements) for under any guarantee and (x) any interest, prepayment premium, breakage costs, penalties, fees, costs, expenses and other amounts, including those payable as a result of the prepayment thereof upon the consummation of the transactions contemplated by this Agreement, in respect of the items described in the foregoing clauses (i) through (x).  Notwithstanding the foregoing, “Indebtedness” shall not include (a) any operating lease obligations other than those capitalized on a balance sheet in accordance with GAAP, (b) to the extent undrawn, letters of credit, bankers’ acceptances, surety bonds and other financial guarantees, (c) to the extent undrawn, any Power Guarantee, (d) any trade payables or accrued expenses incurred in the ordinary course of business to the extent included as current liabilities in the calculation of Working Capital, (e) any amounts included in Working Capital or Company Transaction Expenses, (f) any Indebtedness incurred by Purchaser or at Purchaser’s direction or (g) any item that would otherwise be “Indebtedness” that is an obligation solely between the Company and any of the Company’s Subsidiaries or between any two Subsidiaries of the Company.

“Intellectual Property” means all intellectual property rights anywhere in the world, including any and all rights anywhere in the world arising under or associated with trademarks, service marks, logos, domain names, trade dress and other designations of origin, and the goodwill of the business associated therewith, patents, patent applications, statutory invention registrations, registered designs, inventions, methods, processes, trade secrets, industrial secrets, and rights in know-how, data and confidential or proprietary business or technical information, and copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors.

“Inventory” means all inventory held by or on behalf of the Company and its Subsidiaries, wherever located, including any raw materials inventories, manufactured and purchased goods, work-in-progress, wrapping, packaging, stores and supplies, service parts and finished goods inventories.

“Knowledge of Purchaser” (or similar phrases) means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Knowledge of the Company” (or similar phrases) means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.1(a) of the Company Disclosure Schedule.

“Law” means any statute, law, ordinance, rule, code, regulation, order, writ, injunction, directive, judgment, decree, ruling or other requirement or rule of law of a Governmental Entity.

“Marketing Period” means the first period of 15 consecutive calendar days commencing on or after the date of this Agreement and throughout which and on the last day of which (i) Purchaser has received the Required Financing Information (it being understood and agreed that if Seller in good faith reasonably believes that it has provided the Required Financing Information, it may deliver to Purchaser a written notice to that effect (stating when it believes the Required Financing Information was delivered), in which case Seller shall be deemed to have delivered the Required Financing Information to Purchaser on the date specified in that notice unless Purchaser in good faith reasonably believes that Seller has not completed delivery of the Required Financing Information and, within three (3) Business Days after its receipt of such notice from Seller, Purchaser delivers a written notice to Seller to that effect (stating with specificity which Required Financing Information Purchaser in good faith reasonably believes Seller has not delivered)); and (ii) the conditions set forth in Section 8.1 and Section 8.2 are satisfied assuming that the Closing were to be scheduled at any time during such 15 consecutive calendar day period (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing); provided that (x) June 19, 2023, July 3, 2023, July 4, 2023, October 9, 2023, November 23, 2023, November 24, 2023, January 15, 2024 and February 19, 2024 shall not be considered a calendar day for the purposes of the Marketing Period, (y) if the Marketing Period has not ended on or prior to August 18, 2023, then such period shall not commence until on or after September 5, 2023 and (z) if the Marketing Period has not ended on or prior to December 22, 2023, then such period shall not commence until on or after January 2, 2024; provided, further, that, notwithstanding anything in this definition to the contrary, the Marketing Period shall not commence or be deemed to have commenced if, on or after the date hereof and prior to the completion of such 15 consecutive calendar day period, (A) the Required Financing Information contains any untrue statement of a material fact regarding the Company and its Subsidiaries or omits to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financing Information, taken as a whole, not materially misleading, (B) KPMG LLP shall have withdrawn its audit opinion with respect to any financial statements included in the Required Financing Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the audited financial statements included in the Required Financing Information for the applicable periods by KPMG LLP or another independent public accounting firm of recognized national standing or (C) the Company or any of its Subsidiaries shall have indicated to third party customers and/or creditors or publicly any intention to restate any historical financial statements included in the Required Financing Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Financing Information has been amended and made available or the Company has informed Purchaser that it has concluded that no restatement shall be required in accordance with GAAP. The Marketing Period shall end on any earlier date to occur of (i) the date on which (x) all commitments in respect of term loans, if any, comprising part of the Financing have been allocated in the general syndication thereof and (y) a purchase agreement for high yield debt securities comprising part of the Financing, if any, has been executed, in each case, provided such commitments remain so allocated and such purchase agreement, if any, remains in full force and effect at the end of such 15 consecutive calendar day period and (ii) the date on which all of the Financing is actually funded (including the funding of any bridge loan in lieu of the high yield debt securities and/or the funding of the Financing into escrow).

“MB Aerospace Group” means MB Aerospace Holdings II Corp. and its Subsidiaries.

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other similar statutory liens arising or incurred in the ordinary course of business with respect to amounts that are not yet due and payable or are being contested in good faith and for which adequate accruals or reserves have been established on the Latest Company Balance Sheet in accordance with GAAP (based on good faith estimates by management); (ii) liens for Taxes and other governmental charges that are not due and payable or are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Latest Company Balance Sheet in accordance with GAAP (based on good faith estimates by management); (iii) in the case of Leased Real Property, title exceptions that would be disclosed by any title insurance commitment or title insurance policy for such Leased Real Property that do not adversely affect, impair or interfere with the current use, occupancy or operation of such Leased Real Property; (iv) requirements and restrictions of zoning, building and other applicable land use regulations, ordinances or legal requirements imposed by any Governmental Entity which are not violated in any material respect by the current use or occupancy of the Leased Real Property and which do not adversely affect, impair or interfere with the current use, occupancy or operation of such Leased Real Property; (v) statutory liens in favor of landlords for amounts not due and payable or are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Latest Company Balance Sheet in accordance with GAAP (based on good faith estimates by management); (vi) Encumbrances attaching to a lessor’s interest in connection with any real property subject that is Leased Real Property; and (vii) Encumbrances granted to any lender at the Closing in connection with any financing by Purchaser of the transactions contemplated hereby.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Personal Data” means any information about an identifiable natural person or device that alone or in combination with other information identifies, or could reasonably be used to identify, a natural person or device, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Data Protection Law.

“Power Guarantee” means any guarantee, letter of credit or similar instrument issued for the account of the Company or any of its Subsidiaries to ensure payment to electric or power companies with respect to electric and/or power arrangements of the Company and its Subsidiaries, each of which is set forth on Section 1.1(d) of the Company Disclosure Schedule.

“Pre-Closing Tax Amount” means, without duplication, the sum of all unpaid liabilities for any of the following amounts: (a) any income Taxes imposed on or required to be withheld by the Company or any of its Subsidiaries for any Pre-Closing Tax Period, determined, with respect to any Straddle Period, in accordance with Section 7.17(f), (b) any income Taxes imposed with respect to any amounts received or accrued by the Company or any of its Subsidiaries in any Pre-Closing Tax Period for which the Purchaser or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) would be liable as a result of an inclusion under Section 951 or 951A of the Code or as a result of directly or indirectly owning an interest in an entity that is a partnership for tax purposes, determined as if the taxable year of any relevant “foreign corporation” or entity treated as a partnership owned (directly or indirectly) by the Company or any of its Subsidiaries closed on the Closing Date, (c) any unpaid Taxes imposed on the Company or any of its Subsidiaries that were deferred pursuant to the CARES Act, and (d) any unpaid Taxes imposed on the Company or any of its Subsidiaries as a result of Section 965 or an election under Section 965(h) of the Code; provided, that the Pre-Closing Tax Amount (i) in any jurisdiction shall in no event be less than zero, (ii) shall be calculated taking into account (A) estimated Tax payments and overpayments of Tax applied to estimated Tax payments, in each case, in the same jurisdiction as the relevant Tax liability, and (B) without duplication of amounts included in the determination of Transaction Tax Deductions, Tax credits or Tax loss carryforwards or carrybacks, in each case, solely to the extent available to actually reduce such Tax liability for such taxable period as a matter of applicable Law, (iii) shall be calculated by allocating Transaction Tax Deductions to the Pre-Closing Tax Period to the extent “more likely than not” deductible in such Tax period, (iv) shall be determined without regard to any action of Purchaser or its Affiliates (including the Company and its Subsidiaries) taken following the Closing, except as specifically contemplated by this Agreement, (v) shall be determined consistent with the past practice of the Company and its Subsidiaries, except as otherwise required by a change in applicable Law or a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding provision of state or local law),  (vi) shall not include any deferred Taxes and (vii) shall exclude any amounts in respect of Taxes that are included as a liability in Working Capital.  For purposes of this definition, reference to “Taxes” shall include (x) any liability for any Tax as a result of being a member of an affiliated, consolidated, combined, unitary or similar group and (y) any liability for the payment of any Tax as a transferee or successor, by contract or otherwise required by operation of Law.

 “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Purchaser Disclosure Schedule” means the disclosure schedule of Purchaser referred to in, and delivered pursuant to, this Agreement.

“Purchaser Related Party” means each of Purchaser and any of its former, current or future stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

“Release” means any release, spill, leaking, pumping, emitting, emptying, injection, disposal, discharge, dumping, escaping, leaching or pouring into the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, controlling Persons, agents, consultants, advisors, and other representatives, including legal counsel, accountants and financial advisors.

“Required Financing Information” means: (i) the financial statements required by clauses (c) and (d) of paragraph 4 of Exhibit B of the Commitment Letter as in effect on the date hereof and (ii) the historical financial statements of the Company and its Subsidiaries and other pertinent and customary information, in each case, in the possession of the Company, and solely related to the Company and its Subsidiaries, necessary for Purchaser to prepare pro forma financial statements required by paragraph 5 of Exhibit B of the Commitment Letter as in effect on the date hereof; provided that, notwithstanding anything to the contrary above, nothing in this Agreement will require Seller, the Company or its Subsidiaries to provide any (1) description of all or any portion of the Financing, including any “description of notes”, (2) risk factors relating to all or any component of the Financing, (3) information required by Rule 3-10 or Rule 3-16 of Regulation S-X, (4) Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, (5) information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A or (6) Purchaser Pro Forma Information.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 144A Offering Memorandum” means a customary offering memorandum for a private placement of non-convertible, high-yield debt securities issued pursuant to Rule 144A.

“Sample Calculations” means the illustrative sample calculations set forth on Section 1.1(b) of the Company Disclosure Schedule that set forth an illustrative calculation of Working Capital in accordance with the Company Accounting Principles and in a manner consistent with the definition thereof and based upon the books and records of the Company and its Subsidiaries as of the Latest Company Balance Sheet Date (assuming consummation of the transactions contemplated by this Agreement with respect to the determination of the Company Transaction Expenses and Funded Indebtedness).

“Sanctioned Country” means any country or territory subject to comprehensive country-wide, territory-wide or regional Sanctions (including as of the date of this Agreement, the Crimea region, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, or any other occupied regions of Ukraine).

“Sanctioned Person” means (1) any Person ordinarily located or resident in, or organized under the laws of any Sanctioned Country; (2) any Person named on any applicable list of Persons targeted for or by Sanctions by a relevant Governmental Entity; (3) any Governmental Entity of a Sanctioned Country or Venezuela; and (4) any Person directly or, to the Knowledge of the Company, indirectly, owned 50% or more or, where applicable under Sanctions, controlled by one or more of any of the foregoing Persons.

“Sanctions” means any economic, trade or financial sanctions laws, regulations, rules, embargoes or restrictive measures administered or enforced by the governments of the United States (including without limitation, the U.S. Department of the Treasury, Office of Foreign Assets Control), Canada, the European Union or any EU member state, His Majesty’s Treasury of the United Kingdom, by the United Nations Security Council, or by the governments of any other country in which the Company or any of its Subsidiaries operate or conduct business (to the extent consistent with U.S. law).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Seller Group” means the Seller and its controlling Affiliates, excluding the Company and each of the Company’s Subsidiaries.

“Seller Related Party” means each of Seller and any of its former, current or future stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

“Senior Secured Credit Agreements” means collectively, the (i) First Lien Credit Agreement, dated as of January 22, 2018, entered into by and among MB Aerospace Intermediate Inc., MB Aerospace Holdings II Corp., the guarantors from time to time party thereto, the lending institutions from time to time party thereto, Royal Bank of Canada, as administrative agent, collateral agent and a lender and (ii) the Second Lien Credit Agreement, dated as of January 22, 2018, entered into by and among MB Aerospace Intermediate Inc., MB Aerospace Holdings II Corp., the guarantors from time to time party thereto, the lending institutions from time to time party thereto, and Ares Capital Corporation, as administrative agent and collateral agent, in each case of clauses (i) and (ii), as amended, restated, supplemented or otherwise modified from time to time.

 “Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (ii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person or (iii) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions.

“Target Working Capital Amount” means $75,000,000.00.

“Tax” means any federal, state, local or foreign income, sales, use, excise, franchise, stamp, transfer, profits, premium, value-added, goods and services, real and personal property, gross receipt, license, intangibles, capital stock, production, business and occupation, disability, employment, unemployment, social security, environmental, payroll, severance, alternative or add-on minimum,  customs duties, fees, estimated or withholding tax or other tax, fee, duty, levy or similar assessment in the nature of a Tax imposed by any Governmental Entity, and any interest, additions to tax, additional amounts or penalties imposed by a Governmental Entity related thereto.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules or any related or supporting statement, information and attachment, in each case, attached thereto or required to be attached thereto, and including any amendment thereof) filed or required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Transaction Agreements” means this Agreement and the Escrow Agreement.

“Transaction and Monitoring Fee Agreement” means that certain Transaction and Monitoring Fee Agreement, dated as of December 15, 2015, by and among Seller (as successor in interest to Argus Aero Topco Ltd.), the Company (as successor in interest to Argus Aero Holdings Inc.), MB Aerospace Intermediate Inc. (as successor in interest to Argus Aero Intermediate Corp.), MB Aerospace Holdings II Corp. (as successor in interest to Argus Aero Merger Sub Inc.), and Blackstone Management Partners L.L.C.

“Transaction Tax Deductions” means the aggregate amount (assuming the transactions contemplated by this Agreement will be consummated) of any fees, costs and expenses incurred by the Company or any of its Subsidiaries, to the extent “more likely than not” deductible by the Company or any of its Subsidiaries for income Tax purposes and without duplication, attributable to the transactions contemplated by this Agreement or reflected as a liability for such amounts on the Closing Statement, including any (i) employee bonuses, change in control payments, severance and retention or other similar payments, (ii) any fees, expenses, debt prepayment fees, debt issuance costs or capitalized debt costs, and interest (including amounts treated as interest for U.S. federal income Tax purposes) incurred by the Company or any of its Subsidiaries with respect to the payment of Indebtedness, and (iii) the amount of any fees and expenses of the Company or any of its Subsidiaries incurred in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including any Company Transaction Expenses or amounts that would be Company Transaction Expenses except for the fact that such expenses were paid prior to the Adjustment Time.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or Taxes together with any interest thereon, penalties, fines, fees, additions to Tax or additional amounts with respect thereto.  For the avoidance of doubt, Transfer Taxes shall not include Taxes measured by reference to income or gain or required to be withheld pursuant to Section 1445 of the Code.

“UK FDI Additional Requirements” means any conditions that the UK Secretary of State imposes under the UK’s National Security and Investment Act 2021 in connection with the Transaction that materially exceed the UK FDI Requirements.

“UK FDI Requirements” means the conditions that the UK Secretary of State may impose under the UK’s National Security and Investment Act 2021 in connection with the transactions contemplated by this Agreement that are specified in Section 6.3(b) of the Purchaser Disclosure Schedule and Sections 4.4(b), 5.4(b), 6.3(b), 7.7(b) and 8.1(b) of the Company Disclosure Schedule.

“Working Capital” means, (i) the aggregate value of the current assets of the Company and its Subsidiaries (using only the line items as reflected in the asset line item shown in the Sample Calculations) minus (ii) the aggregate value of the current liabilities of the Company and its Subsidiaries (using the line items as reflected in the liability line item shown in the Sample Calculations), in each case without duplication and determined in accordance with the Company Accounting Principles and prepared in the same format as the Sample Calculations; provided, however, that Working Capital shall not include any asset or liability in respect of (i) Cash, (ii) Indebtedness, (iii) Company Transaction Expenses, (iv) Restricted Cash, (v) loans or amounts receivable from any Seller Related Party, (vi) assets or contra liabilities relating to the Indebtedness (including as unamortized debt issuance costs) and (vii) income or deferred Tax assets or liabilities.

Section 1.2          Other Defined Terms.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Financing Terms	Section 7.20(a)
Agreement	Preamble
Alternative Financing	Section 7.20(e)
Audited Financial Statements	Section 5.5(a)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 3.4(a)
Company	Preamble
Company Confidential Information	Section 7.5(c)
Company Material Contracts	Section 5.19(b)
Company Shares	Recitals
Commitment Letter	Section 6.6(a)
Confidentiality Agreement	Section 7.5(a)
Continuation Period	Section 7.3(a)
D&O Indemnified Parties	Section 7.8(b)
Deficiency Amount	Section 3.4(e)(i)
Definitive Financing Agreements	Section 7.20(a)(iii)
Disputed Item	Section 3.4(b)

Term	Section
Dispute Resolution Period	Section 3.4(c)
Enforceability Exceptions	Section 5.3
Environmental Permits	Section 5.16(a)(ii)
Escrow Account	Section 3.5
Escrow Agent	Section 3.5
Escrow Funds	Section 3.1(b)(ii)
Estimated Cash	Section 3.1(a)
Estimated Closing Statement	Section 3.1(a)
Estimated Company Transaction Expenses	Section 3.1(a)
Estimated Funded Indebtedness	Section 3.1(a)
Estimated Working Capital Amount	Section 3.1(a)
Excess Amount	Section 3.4(e)(ii)
FCPA	Section 5.21(a)
Fee Letter	Section 6.6(a)
Final Cash	Section 3.4(c)
Final Closing Statement	Section 3.4(c)
Final Company Transaction Expenses	Section 3.4(c)
Final Funded Indebtedness	Section 3.4(c)
Final Purchase Price	Section 3.4(e)
Final Working Capital Amount	Section 3.4(c)
Financial Statements	Section 5.5(a)
Financing	Section 6.6(a)
Financing Amount	Section 7.20(a)
Financing Authorization Letters	Section 7.21(b)
Financing Conditions	Section 6.6(b)
Governmental Filings	Section 4.4(b)
Indemnified Individuals	Section 7.8(a)
Independent Accounting Expert	Section 3.4(c)
Independent Accounting Expert Dispute Notice	Section 3.4(c)
Interim Financial Statements	Section 5.5(a)
Latest Company Balance Sheet	Section 5.5(a)
Latest Company Balance Sheet Date	Section 5.5(a)
Leased Real Property	Section 5.8(b)
Leases	Section 5.8(b)
Material Customer	Section 5.19(a)(i)
Material Supplier	Section 5.19(a)(i)
New Arrangements	Section 7.14
Non-Recourse Party	Section 11.15
Notice of Disagreement	Section 3.4(b)
Outside Date	Section 9.1(a)
Permits	Section 5.15(a)
Prohibited Modifications	Section 7.20(c)
Purchaser	Preamble
Purchaser Releasers	Section 10.3(a)
Remaining Amount	Section 3.4(e)(iii)

Term	Section
Review Period	Section 3.4(b)
Seller	Preamble
Seller Confidential Information	Section 7.5(b)
Seller Releasers	Section 10.3(b)
Share Purchase	Section 2.1
Shareholder Approval	Section 7.14
Tail Insurance Coverage	Section 7.8(b)
Voting Company Debt	Section 5.2(a)
Waived 280G Benefits	Section 7.14
Willful Breach	Section 9.3

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1          Delivery and Purchase of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), Seller will sell, convey, assign and transfer to Purchaser all of the rights, title and interest in and to the Company Shares, and Purchaser will purchase, acquire and receive from Seller, the Company Shares, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable securities laws (the “Share Purchase”).

Section 2.2          Closing.  The closing of the Share Purchase (the “Closing”) shall take place at the offices of Purchaser, 123 Main Street, Bristol, Connecticut 06010, commencing at 9:00 a.m., New York time, on (a) the fifth Business Day (or, if earlier, the last Business Day prior to the Extended Outside Date) after the day on which the conditions precedent set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) have been satisfied or waived in accordance with this Agreement; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall be delayed and occur instead on the date following such satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day before or during the Marketing Period as may be specified by Purchaser on no less than three (3) Business Days’ prior written notice to Seller and (ii) three (3) Business Days following the final day of the Marketing Period (subject, in each case of the foregoing clauses (i) and (ii), to the satisfaction or waiver (to the extent permitted hereunder) of all conditions set forth in Article VIII (other than any conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing)); provided further that, in the event that pursuant to the foregoing terms, the Closing would occur on a date that is within the thirty (30) day period prior to the last day of Purchaser’s fiscal year or any other Purchaser fiscal quarter, at Purchaser’s written election delivered to Seller no later than two (2) Business Days prior to the date on which the Closing would have otherwise occurred, the Closing shall take place on the first (1st) Business Day of the immediately succeeding fiscal year or fiscal quarter, respectively, unless another date or time is agreed to in writing by the Seller and Purchaser (provided that such election shall be irrevocable upon delivery), or (b) at such other place and time or on such other date as the parties hereto may mutually agree in writing.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3          Closing Deliverables.

(a)          Purchaser Deliverables.  At the Closing, Purchaser shall take the following actions (or cause such actions to be taken):

(i)             make the payments contemplated by Section 3.1(b), Section 3.2 and Section 3.3;

(ii)           deliver to Seller a copy of the Escrow Agreement, duly executed by Purchaser; and

(iii)          deliver to Seller the closing certificate contemplated by Section 8.3(c).

(b)          Seller Deliverables.  At the Closing, Seller shall take the following actions (or cause such actions to be taken):

(i)            deliver to Purchaser a copy of the Escrow Agreement, duly executed by Seller;

(ii)        deliver to Purchaser a certification from the Company that complies with Section 1445 of the Code and Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date and executed by a responsible corporate officer of the Company, certifying that the Company Shares are not “United States real property interests” (within the meaning of Section 897(c)(1) of the Code), which the Purchaser is hereby authorized to deliver to the Internal Revenue Service on behalf of the Company after the Closing; provided that, if no such certificate is delivered at the Closing, Purchaser’s sole remedy shall be to deduct and withhold pursuant to Section 3.6 of this Agreement;

(iii)          to the extent that the Company Shares are in certificate form, deliver to Purchaser stock certificates evidencing the Company Shares, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable securities laws, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer Tax stamps affixed thereto, and to the extent that the Company Shares are not in certificate form, deliver to the Purchaser stock powers or other instruments of transfer duly executed in form for transfer, free and clear of Encumbrances, with respect to the Company Shares and such other documentation as is reasonably required to transfer the Company Shares in full to Purchaser;

(iv)         deliver to Purchaser (a) duly executed payoff letters (each, a “Payoff Letter”) in form and substance reasonably satisfactory to Purchaser from all financial institutions and other Persons to which any of the Indebtedness listed in Section 2.3 of the Company Disclosure Schedule is owed, or the applicable agent, trustee or other representative on behalf of such Persons, each of which Payoff Letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (y) state that all indebtedness, commitments, obligations (including guarantees) in respect thereof (subject to contingent indemnification obligations not yet accrued and payable and other obligations that expressly survive pursuant to the terms governing such indebtedness) and Encumbrances in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, discharged and terminated in full and released or arrangements reasonably satisfactory to Purchaser for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then-outstanding letters of credit or similar Indebtedness thereunder and (b) all documents, filings, and instruments necessary or customary to evidence the termination and release referred to in the preceding clause (a) (the “Release Documents”, together with each Payoff Letter, the “Payoff Documentation”);

(v)           deliver to Purchaser the resignations referred to in Section 7.16; and

(vi)          deliver to Purchaser the closing certificate contemplated by Section 8.2(c).

ARTICLE III

CONSIDERATION FOR SHARES

Section 3.1          Estimated Purchase Price; Certain Closing Date Payments.

(a)          Estimated Closing Statement.  At least five Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a written statement (the “Estimated Closing Statement”), duly certified by an officer of each of Seller and the Company, setting forth their good faith estimate of the Estimated Purchase Price and of each component thereof, including (i) the amount of Working Capital (the “Estimated Working Capital Amount”), (ii) the amount of Funded Indebtedness (the “Estimated Funded Indebtedness”), (iii) the amount of Cash (the “Estimated Cash”), (iv) the amount of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”) and written invoices and wire instructions from each payee of such Estimated Company Transaction Expenses, and (v) the Aggregate Employee Note Payoff Amount (the “Estimated Employee Note Payoff Amount”), in each case, as of the Adjustment Time and in accordance with the terms of this Agreement and the Company Accounting Principles, together with reasonable written supporting detail with respect to each of the calculations and components contained therein. No amount included in any component of the Estimated Purchase Price shall be duplicated in any other component of the Estimated Purchase Price.  After the delivery of the Estimated Closing Statement, Seller shall, and shall cause the Company and its Subsidiaries to, provide the Purchaser and its Representatives with reasonable access to all books, workpapers and other records and supporting data of Seller and the Company and its Subsidiaries, in connection with Purchaser’s review of the Estimated Closing Statement and all calculations set forth therein, and reasonable access to the personnel and advisers of Seller and the Company and its Subsidiaries who were involved in the preparation of the Estimated Closing Statement in order to ask questions and receive answers; provided, however, that the independent accountants of the Company and its Subsidiaries shall not be obligated to make any working papers available to Purchaser unless and until Purchaser has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. Prior to the Closing, Seller shall consider in good faith any revisions proposed by Purchaser to the Estimated Closing Statement, including the calculations set forth therein, and to the extent Seller, in its sole good faith discretion, agrees with any such revisions, the Estimated Closing Statement shall be modified to reflect such revisions; provided, that if the parties are unable to resolve such differences prior to the Closing Date, in no event shall such disagreement delay the Closing, the estimates and calculations of the Company set forth in the Estimated Closing Statement shall control for the purposes of calculating the Estimated Purchase Price and the parties shall make all payments required to be made on the Closing Date pursuant to Section 2.3(a). For the avoidance of doubt, any failure of Purchaser to dispute any item or aspect of the Estimated Closing Statement shall not preclude Purchaser from exercising any other rights under this Agreement (or failure of Purchaser and Seller to agree on any adjustment proposed by Purchaser to Seller prior to the Closing).

(b)          Certain Closing Date Payments.  In each case subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall:

(i)            pay or cause to be paid by wire transfer of same day funds to such account or accounts as Seller shall designate in writing to Purchaser not less than five Business Days prior to the Closing Date, an amount equal to (i) the Estimated Purchase Price less (ii) the Escrow Funds less (iii) the Aggregate Employee Note Payoff Amount.

(ii)         deliver, or cause to be delivered, to the Escrow Agent an amount to be held in the Escrow Account in accordance with the terms of the Escrow Agreement equal to $15,000,000.00 (together with any interest, dividends, gains and other income, if any, earned after being delivered in escrow, the “Escrow Funds”).

Section 3.2         Company Transaction Expenses.  Substantially concurrently with the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, Purchaser shall pay, or cause to be paid, the Company Transaction Expenses as directed by Seller in the Estimated Closing Statement.  The parties acknowledge that the Company Transaction Expenses are obligations incurred by Seller or the Company on or before the Closing Date, and nothing in this Agreement shall be deemed to make them obligations of Purchaser.  Payment of such Company Transaction Expenses by Purchaser (whether directly or indirectly) or any of its Affiliates on behalf of Seller or the Company on the Closing Date is being made for convenience only.

Section 3.3            Payoff Amounts.  Simultaneously with the Closing, Purchaser shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, the Payoff Amounts by wire transfer of immediately available funds to the recipients specified in the Payoff Documentation.  The parties acknowledge that the Payoff Amounts are obligations of the Seller, incurred on or before the Closing Date, and nothing in this Agreement shall be deemed to make them obligations of Purchaser.  Payment of such Payoff Amounts by Purchaser (whether directly or indirectly) or any of its Affiliates on behalf of Seller on the Closing Date is being made for convenience only.

Section 3.4          Post-Closing Determination of Purchase Price Adjustment; Company Accounting Principles.

(a)          Within 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller a written statement (the “Closing Statement”), duly certified by an officer of Purchaser, setting forth Purchaser’s good faith calculation of the Company’s Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Aggregate Employee Note Payoff Amount, in each case, as of the Adjustment Time together with reasonable written supporting detail with respect to each of the calculations and components set forth in the Closing Statement.  The Closing Statement, and the calculations contained therein, shall be prepared in good faith and in accordance with the terms of this Agreement and the Company Accounting Principles.  No amount included in any component of the Closing Statement shall be duplicated in any other component of the Closing Statement.

(b)          During the 45 days immediately following Seller’s receipt of the Closing Statement (the “Review Period”), Purchaser shall, and shall cause the Company and its Subsidiaries to, provide to Seller and its Representatives reasonable access during normal business hours in a manner that does not unreasonably disrupt the operations of Purchaser, the Company or any of their respective Subsidiaries to all books, workpapers and other records and supporting data of the Company and its Subsidiaries and the working papers of Purchaser, the Company, and their independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Aggregate Employee Note Payoff Amount therein, and reasonable access during normal business hours in a manner that does not unreasonably disrupt the personnel or operations of the Purchaser, the Company or any of their respective Subsidiaries to the personnel and advisers of Purchaser and the Company who were involved in the preparation of the Closing Statement in order to ask questions and receive answers; provided, however, that the independent accountants of Purchaser or the Company shall not be obligated to make any working papers available to Seller unless and until Seller has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.  Seller shall notify Purchaser in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if Seller disagrees with the Closing Statement or the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses or Aggregate Employee Note Payoff Amount set forth therein, identifying each of the proposed calculations set forth in the Closing Statement (each, a “Disputed Item”).  If Seller does not deliver a Notice of Disagreement prior to the expiration of the Review Period, the Closing Statement and calculations of Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Aggregate Employee Note Payoff Amount and the resulting Final Purchase Price shall become final, binding and conclusive upon Seller and Purchaser.  The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement for each Disputed Item, the amounts in dispute for each Disputed Item involved and Seller’s good faith determination of the amount of the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Aggregate Employee Note Payoff Amount, in each case, as of the Adjustment Time and in accordance with the terms of this Agreement and the Company Accounting Principles, with reasonably detailed supporting written documentation.

(c)          During the 30 days immediately following the delivery of a Notice of Disagreement (the “Dispute Resolution Period”), Seller and Purchaser shall seek in good faith to resolve all Disputed Items.  If Seller and Purchaser cannot resolve all of the Disputed Items during the Dispute Resolution Period, the Disputed Items, in each case, solely to the extent not agreed between Seller and Purchaser, shall be submitted, upon delivery of notice by Purchaser or Seller to the other party exercising such option, to FTI Consulting, Inc. or, if such firm declines to be retained to resolve the dispute, a nationally recognized, independent accounting firm reasonably acceptable to Purchaser and Seller; provided, that if such nationally recognized, independent accounting firm reasonably acceptable to Purchaser and Seller declines to be retained to resolve the dispute, then such dispute shall be submitted to a boutique specialty firm with an active practice area focused on post-mergers and acquisitions purchase price dispute resolution reasonably acceptable to Purchaser and Seller. Seller and Purchaser shall jointly engage the Independent Accounting Expert (such party, the “Independent Accounting Expert”).  Seller and Purchaser shall furnish the Independent Accounting Expert with a statement setting forth the Disputed Items which are still in dispute (the “Independent Accounting Expert Dispute Notice”) and the position, including the specific amount proposed, of each of Seller and Purchaser with respect to each such Disputed Item.  The parties agree to instruct the Independent Accounting Expert to, within 30 days after the submission of such matters to the Independent Accounting Expert, acting as an accounting expert and not as an arbitrator or legal expert, applying the Company Accounting Principles and the terms of this Agreement, make a determination in writing of the appropriate amount of each of the Disputed Items set forth in the Independent Accounting Expert Dispute Notice, which determination shall be final, conclusive and binding on Seller and Purchaser, absent fraud, bad faith or manifest error.  With respect to each Disputed Item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser in the Independent Accounting Expert Dispute Notice with respect to such Disputed Item (and Purchaser shall not advocate any positions more adverse to Seller than the amounts reflected in the Closing Statement, and Seller shall not advocate any positions more adverse to Purchaser than the amounts reflected in the Estimated Closing Statement).  For the avoidance of doubt, the Independent Accounting Expert shall not review any line items or make any determination with respect to any matter other than the Disputed Items set forth in the Independent Accounting Expert Dispute Notice that are in dispute.  The statement of each of Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Aggregate Employee Note Payoff Amount as of the Adjustment Time and the determination of the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Aggregate Employee Note Payoff Amount therefrom that are final, conclusive and binding on Seller and Purchaser, as determined either through agreement of Seller and Purchaser (deemed or otherwise) or through the determination of the Independent Accounting Expert pursuant to this Section 3.4(c) are collectively referred to herein as the “Final Closing Statement,” and each is referred to herein as the “Final Working Capital Amount,” “Final Funded Indebtedness,” “Final Cash,” and “Final Company Transaction Expenses,” “Final Employee Note Payoff Amount”, respectively.  For the avoidance of doubt, the exclusion or inclusion of an item in the calculation of the Target Working Capital Amount shall have no bearing on whether such item shall also be excluded or included in the determination of the Final Working Capital Amount.  During the review by the Independent Accounting Expert, Seller and Purchaser shall each make available to the Independent Accounting Expert such party’s personnel and such information, books, records and work papers, as may be reasonably required by the Independent Accounting Expert to fulfill its obligations under this Section 3.4(c); provided, however, that the independent accountants of Seller or Purchaser shall not be obligated to make any working papers available to the Independent Accounting Expert unless and until the Independent Accounting Expert has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The Independent Accounting Expert’s decision shall be based solely on written submissions by Seller and Purchaser and their respective Representatives and any information provided pursuant to this Section 3.4(c) and not by independent review.  The Independent Accounting Expert (i) shall be bound by the provisions of this Section 3.4(c) and (ii) shall limit its decision to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Company Accounting Principles and this Agreement and the Independent Accounting Expert is not to make any other determination.

(d)          The cost of the Independent Accounting Expert’s review and determination shall be borne on a proportionate basis by Purchaser, on the one hand, and Seller, on the other, based on the percentage which the portion of the contested amount not awarded in favor of each such Person bears to the amount actually contested by such Person.  By way of illustration, if Purchaser’s calculations would have resulted in a $1,000,000 net payment to Purchaser, and Seller’s calculations would have resulted in a $1,000,000 net payment to Seller and the Independent Accounting Expert’s final determination as adopted pursuant to Section 3.4(c) results in an aggregate net payment of $500,000 to Seller, then Purchaser and Seller shall pay 75% and 25%, respectively, of such fees and expenses.

(e)        The “Final Purchase Price” shall be calculated by recalculating the Estimated Purchase Price using the Final Working Capital Amount in lieu of the Estimated Working Capital Amount, using the Final Funded Indebtedness in lieu of Estimated Funded Indebtedness, using Final Cash in lieu of Estimated Cash, using the Final Company Transaction Expenses in lieu of Estimated Company Transaction Expenses, using the Final Aggregate Employee Note Payoff Amount and otherwise using the components of Estimated Purchase Price as set forth in the definition of Estimated Purchase Price.  No amount included in any component of the Final Purchase Price shall be duplicated in any other component of the Final Purchase Price.

(i)            If the Final Purchase Price is less than the Estimated Purchase Price paid at the Closing (such amount, the “Deficiency Amount”), Purchaser shall be paid by wire transfer of same day funds promptly (but in any event within two Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash, Final Company Transaction Expenses and Final Aggregate Employee Note Payoff Amount have been agreed upon (through deemed agreement or otherwise) or determined by the Independent Accounting Expert, in either case in accordance with Section 3.4(c)), such Deficiency Amount from the Escrow Account; provided, however, notwithstanding anything to the contrary contained herein, in no event shall Seller or any of its Affiliates have any obligation or liability for any amount by which the Deficiency Amount exceeds the Escrow Funds, and the Escrow Funds shall be Purchaser’s sole and exclusive remedy with respect to the Deficiency Amount or any disputes related to items required to be included or reflected in the calculation of the Final Purchase Price.

(ii)          If the Final Purchase Price is greater than the Estimated Purchase Price paid at the Closing (such amount, the “Excess Amount”), Purchaser shall promptly (but in any event within two Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash,Final Company Transaction Expenses and Final Aggregate Employee Note Payoff Amount have been agreed (through deemed agreement or otherwise) or determined by the Independent Accounting Expert, in either case in accordance with Section 3.4(c)) pay the Excess Amount to Seller by wire transfer of same day funds to the account or accounts that Seller shall designate to Purchaser; provided, however, notwithstanding anything to the contrary contained herein, in no event shall Purchaser or any of its Affiliates have any obligation or liability for any amount by which the Excess Amount exceeds the amount of the Escrow Funds, and the Remaining Amount and the Excess Amount (if any) shall be Seller’s sole and exclusive remedy with respect to the Excess Amount or any disputes related to items required to be included or reflected in the calculation of the Final Purchase Price.

(iii)          If any Escrow Funds remain in the Escrow Account after the payment of the Deficiency Amount (or upon payment of the Excess Amount if there is no Deficiency Amount) (such amount, the “Remaining Amount”), then Seller and Purchaser shall instruct the Escrow Agent to pay the Remaining Amount by wire transfer of same day funds to the account or accounts that Seller shall designate to Purchaser.

(iv)          Purchaser and Seller hereby agree to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to deliver promptly from the Escrow Account all funds to be delivered in accordance with this Section 3.4(e).

(f)        Company Accounting Principles.  Each of the Sample Calculations, Estimated Closing Statement (including the Estimated Working Capital Amount, Estimated Funded Indebtedness, Estimated Cash and Estimated Company Transaction Expenses), the Closing Statement (including the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses) and the Final Purchase Price shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and the Company Accounting Principles, except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each, including the calculation of the Estimated Purchase Price and the Final Purchase Price) shall be based on facts and circumstances as they exist up to the Adjustment Time (and assuming, and giving effect to, the consummation of the transactions contemplated hereby with respect to the determination of the Company Transaction Expenses and Funded Indebtedness) and shall exclude the effect of any act, decision or event occurring after the Closing (other than such assumption as described).

(g)         Any amounts which become payable under this Section 3.4 will constitute an adjustment to the Estimated Purchase Price for Tax purposes, except as otherwise required by applicable Law.

Section 3.5          Escrow.  In accordance with Section 3.1(b)(ii), Purchaser shall, on behalf of Seller, deliver to Citibank, N.A. (the “Escrow Agent”), as agent to Purchaser and Seller, the Escrow Funds in accordance with the provisions of Section 3.1, which Escrow Funds shall be held by the Escrow Agent in an escrow account (the “Escrow Account”) pursuant to the provisions of the Escrow Agreement and used for purposes of any payments payable to Purchaser or Seller pursuant to Section 3.4. Purchaser shall be responsible for the payment of any fees and expenses payable to the Escrow Agent pursuant to the Escrow Agreement.

Section 3.6            Withholding.  Purchaser shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any applicable Tax Law; provided, that before making any deduction or withholding pursuant to this Section 3.6 (other than any withholding (x) arising from Seller’s failure to deliver the forms required to be delivered pursuant to Section 2.3(b)(ii) hereof or (y) required in respect of any compensatory payments), Purchaser shall (i) use commercially reasonable efforts to provide reasonable prior notice to the Person in respect of whom such deduction or withholding is to be made (together with the legal basis therefor), (ii) if practicable, afford such Person with a reasonable opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding, and (iii) reasonably cooperate with such Person in good faith to reduce or eliminate any amounts that would otherwise be deducted or withheld.  To the extent that amounts are withheld and paid to the proper Tax authority pursuant to any applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Section 3.7          Employee Notes Payoff.  The Seller hereby directs the Purchaser to withhold the Aggregate Employee Note Payoff Amount, solely for administrative convenience, pursuant to Section 3.1(b)(i)(iii), in deemed satisfaction of the Employee Note Payoff Amount owed by each applicable equityholder of Seller that is an obligor under an Employee Note.  Prior to Closing, the Seller and Purchaser will reasonably cooperate to ensure the mechanic reflected in this Section 3.7 and the other provisions of this Agreement concerning the Employee Notes are an appropriate net settlement mechanism for ensuring the repayment of the Employee Notes without any non de minimis adverse consequences to either Seller or Purchaser.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Company Disclosure Schedule, Seller hereby represents and warrants to Purchaser:

Section 4.1          Title to Shares.  Seller owns and, as of immediately prior to the Closing, Seller will own of record and beneficially 100% of the Company Shares, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable securities laws. Upon the transfer and delivery of the Company Shares being sold hereunder by Seller to Purchaser at the Closing, Purchaser will receive good and valid title to such Company Shares, free and clear of all Encumbrances, except for any Encumbrances created, directly or indirectly, by or on behalf of Purchaser or its Affiliates and such Company Shares shall not be subject to any voting or transfer restrictions (other than restrictions generally imposed on securities under U.S. federal, state or foreign securities Laws and restrictions created, directly or indirectly, by or on behalf of Purchaser or its Affiliates).

Section 4.2           Organization and Good Standing.  Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.  Seller (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except in each case where the failure to have such power or authority or be so qualified or licensed would not reasonably be expected to materially impair or delay Seller’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 4.3           Authority; Execution and Delivery; Enforceability.  Seller possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements and to consummate the transactions contemplated herein and therein.  The execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Seller and no other proceeding on the part of Seller is necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by Seller and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except to the extent such enforcement may be limited by the Enforceability Exceptions.

Section 4.4            No Conflicts; Consents.

(a)          Except as set forth in Section 4.4 of the Company Disclosure Schedule and assuming all Governmental Filings and waiting periods described in or contemplated by Section 5.4(b), Section 4.4(b) and Section 6.3(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the other Transaction Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby will not (i) violate any applicable Law or Governmental Order to which Seller is subject, (ii) with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration, termination or cancellation of or create in any party the right to accelerate, terminate or cancel any Contract to which Seller or any member of the Seller Group is a party or by which any of its material properties, rights or assets is bound, (iii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any properties, rights or assets of Seller or (iv) violate the certificate of incorporation or bylaws or comparable governing documents, each as amended to the date of this Agreement, of Seller, other than, in the case of clauses (i), (ii) and (iii) above, where any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations, rights or Encumbrances would not reasonably be expected to materially impair or delay Seller’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

(b)          No filings or registrations with, notifications to, or authorizations, consents or approvals of, a Governmental Entity (collectively, “Governmental Filings”) are required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby, except (i) compliance with and filings under the HSR Act, (ii) Governmental Filings set forth on Section 4.4(b) of the Company Disclosure Schedule and (iii) such other Governmental Filings, the failure of which to be obtained or made would not materially impair or delay the ability of Seller to consummate the transactions contemplated by this Agreement.

Section 4.5          Brokers and Finders.  Seller has not incurred any obligation or liability, contingent or otherwise, for any commission, brokerage, financial advisor, finder’s fee or other similar fee or compensation in connection with the transactions contemplated by this Agreement for which the Company or any of its Subsidiaries is liable, other than any commission, brokerage, finder’s fee or other similar fee or compensation which will be included in the calculation of Company Transaction Expenses, and no broker, finder, financial advisor or investment banker, other than Goldman Sachs & Co. LLC and RBC Capital Markets (whose fees shall be included as Company Transaction Expenses), is entitled to any such commission, brokerage, financial advisor, finder’s fee or other similar fee or compensation in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Seller.

Section 4.6           Proceedings.  There is no Action of any kind whatsoever, at Law or in equity, pending, or threatened in writing against Seller or any member of the Seller Group or any of their respective properties or assets, except in each case where any such Action would not reasonably be expected to materially impair or delay Seller’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.  None of  Seller nor any other member of the Seller Group or any of their respective properties or assets is subject to any Governmental Order, except in each case where any such Governmental Order would not reasonably be expected to materially impair or delay Seller’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 4.7           Activities of Certain Entities.  Each of the Company and  MB Aerospace Intermediate Inc. was formed solely for the purpose of serving as a holding company.  Other than its ownership of all of the outstanding equity securities of MB Aerospace Intermediate Inc., together with activities incident thereto or derived therefrom, the Company has not engaged in any business activities. The Company has no assets, liabilities or obligations and has not entered into and is not party to any Contract other than (i) those set forth in its certificate of incorporation or bylaws, (ii) those relating to its direct interest in MB Aerospace Intermediate Inc. and its other indirect Subsidiaries, (iii) those incident to its corporate existence and maintenance thereof, none of which are material, (iv) those under any contract with the Company listed as a party thereto listed on any section of the Company Disclosure Schedule (but not any liability associated with any breach of contract by the Company or its Subsidiaries), (v) with respect to Taxes, or (vi) pursuant to this Agreement and the transactions contemplated hereby.  Other than its ownership of all of the outstanding equity securities of MB Aerospace Holdings II Corp., MB Aerospace Intermediate Inc. has not engaged in any business activities, has no assets, liabilities or obligations and has not entered into and is not party to any Contract other than (i) those set forth in its certificate of incorporation or bylaws, (ii) those relating to its direct interest in MB Aerospace Holdings II Corp. and its other indirect Subsidiaries, (iii) those incident to its corporate existence and maintenance thereof, none of which are material, (iv) those under any contract with MB Aerospace Intermediate Inc. listed as a party thereto listed on any section of the Company Disclosure Schedule (but not any liability associated with any breach of contract by MB Aerospace Intermediate Inc. or its Subsidiaries), (v) with respect to Taxes, or (vi) pursuant to this Agreement and the transactions contemplated hereby.

Section 4.8          Disclaimer of Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN ARTICLE V, (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY OR THE COMPANY’S ASSETS, AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV AND IN THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN ARTICLE V, SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY’S ASSETS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND PURCHASER SHALL RELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN ARTICLE V (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY STOCKHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF SELLER OR ANY OF ITS AFFILIATES).  SELLER DOES NOT MAKE NOR HAS SELLER MADE ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING ANY PROJECTION OR FORECAST REGARDING FUTURE RESULTS OR ACTIVITIES OR THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Purchaser:

Section 5.1            Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company is duly organized, validly existing and, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, in good standing under the Laws of the jurisdiction of its formation or incorporation.  The Company (a) has all requisite power and authority to own, lease and operate its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except, in each case of the foregoing clauses (a) and (b), as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company (1) has the requisite power and authority to own, lease and operate its assets and to operate its business as the same are now being owned, leased and operated and (2) is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.  The Company has delivered or made available to Purchaser a true, complete and correct copy of the certificates of incorporation and bylaws or comparable governing documents, as currently in effect, for the Company and each of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is in material violation of any of the provisions contained in its certificate of incorporation, bylaws or comparable governing documents.

Section 5.2          Capitalization and Title to Shares.

(a)          The authorized capital stock of the Company consists of 1,500 shares of common stock, par value $0.01 per share.  The Company Shares are the only shares of common stock of the Company outstanding.  Except as set forth above, there are no shares of capital stock or other equity securities or interests of the Company issued, reserved for issuance or outstanding.  All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right.  There are not any bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any holder of any share of capital stock or other equity interests of the Company or any of its Subsidiaries may vote (“Voting Company Debt”).  Except as set forth in Section 5.2(a) or Section 5.2(b) of the Company Disclosure Schedule, as of the date of this Agreement, (A) there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, profit participation rights, preemptive rights, puts, calls, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable for or exchangeable into, or giving any Person a right to subscribe for or acquire, any shares of capital stock of or other securities or equity interest in, the Company or any Subsidiary of the Company or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking or (iii) pay an amount in cash or in kind with respect to, or based on the value of, any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or any Voting Company Debt and (B) there are no voting trusts, proxies or other similar agreements or understandings to which Seller, the Company or any of their respective Subsidiaries is a party or by which Seller, the Company or any of their respective Subsidiaries is bound with respect to the voting of voting or equity interests in the Company or any of its Subsidiaries.

(b)          Except as set forth on Section 5.2(b) of the Company Disclosure Schedule, there are not any outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or (ii) relating to the voting or registration for sale of any equity securities of the Company or any of its Subsidiaries.

(c)          Section 5.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company, including the name and jurisdiction of organization of each such Subsidiary, the issued and outstanding capital stock of each such Subsidiary and the record owner of such capital stock.  All the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of applicable securities Law, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, and, except as set forth on Section 5.2(c) of the Company Disclosure Schedule, are held, directly or indirectly, by the Company or another wholly-owned Subsidiary of the Company, free and clear of all Encumbrances (other than Permitted Encumbrances).

(d)          Except for interests in the Company’s Subsidiaries, and except as set forth in Section 5.2(d) of the Company Disclosure Schedule, the Company and its Subsidiaries do not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other voting or equity interest in any Person (including any securities exercisable or exchangeable for or convertible into capital stock, membership interest, partnership interest, joint venture interest or other voting or equity interests in).  There are no outstanding commitments or agreements obligating the Company or one of its Subsidiaries to make any investment (in the form of a loan, capital contribution or any other form of investment) in any Person, other than any such commitments or agreements between or among the Company and any of its wholly-owned Subsidiaries. The Company beneficially owns 100% of the equity and/or voting interests in the Company’s Subsidiaries.

(e)          Upon the transfer and delivery of the Company Shares being sold hereunder by Seller to Purchaser at the Closing, Purchaser will receive good and valid title to such Company Shares, free and clear of all Encumbrances, except for any Encumbrances created, directly or indirectly, by or on behalf of Purchaser and such Company Shares shall not be subject to any voting or transfer restrictions (other than restrictions generally imposed on securities under U.S. federal, state or foreign securities Laws and restrictions created, directly or indirectly, by or on behalf of Purchaser).

Section 5.3          Authority; Execution and Delivery; Enforceability.  The Company possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements and to consummate the transactions contemplated herein and therein.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company and no other proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.  This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting enforcement of creditors’ rights generally and that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding is brought (the “Enforceability Exceptions”).

Section 5.4            No Conflicts; Consents.

(a)        Except as set forth in Section 5.4(a) of the Company Disclosure Schedule and assuming all Governmental Filings and waiting periods described in or contemplated by Section 5.4(b), Section 4.4(b) and Section 6.3(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) violate any applicable Law or Governmental Order to which the Company or its Subsidiaries are subject, (ii) with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration, termination or cancellation of or create in any party the right to accelerate, terminate or cancel any Company Material Contract or result in the loss of any material benefit under any Company Material Contract, (iii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any properties, rights or assets of the Company or any of the Company’s Subsidiaries or (iv) violate the certificate of incorporation or bylaws or comparable governing documents, each as amended to the date of this Agreement, of the Company or any of its Subsidiaries, other than, in the case of clauses (i), (ii) and (iii) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations, rights or Encumbrances that would not reasonably be expected, individually or in the aggregate, to (A) be material to the Company and its Subsidiaries, taken as a whole and (B) materially impair or delay the Company’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

(b)        No Governmental Filings are required to be obtained or made by the Company or its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except (i) compliance with and filings under the HSR Act, (ii) Governmental Filings set forth on Section 5.4(b) of the Company Disclosure Schedule and (iii) such other Governmental Filings, the failure of which to be obtained or made would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and would not be expected to materially impair or delay the Company’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.5            Financial Statements.

(a)          Section 5.5 of the Company Disclosure Schedule sets forth true and complete copies of (i) the audited combined consolidated financial statements of the MB Aerospace Group as of and for the fiscal years ended January 2, 2022 and January 2, 2023, including balance sheets as of January 2, 2022 and January 2, 2023, and the related statements of operations, cash flows and changes in members’ equity for each fiscal year then ended (the “Audited Financial Statements”), and (ii) the unaudited combined consolidated financial statements of the MB Aerospace Group as of and for the fiscal quarter ended April 2, 2023, including a balance sheet as of April 2, 2023 and the related statements of operations and cash flows for the three (3)-month period then ended (the “Interim Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”), each of which have been delivered by the Company to Purchaser.  The Financial Statements have been prepared in accordance with GAAP, consistently applied, and present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the date indicated and the results of operations for the period then ended, except with respect to the Interim Financial Statements, which are subject to (x) normal year-end adjustments, which are not, individually or in the aggregate, material and (y) the absence of disclosures normally made in footnotes.  The balance sheet as of April 2, 2023, which is included in the Financial Statements, is referred to herein as the “Latest Company Balance Sheet” and April 2, 2023 is referred to as the “Latest Company Balance Sheet Date.”

(b)         The Company and its Subsidiaries maintain books and records reflecting their assets and liabilities that are accurate in all material respects and are maintained in all material respects in good faith and in accordance with GAAP and any other applicable accounting requirements.  The Company and its Subsidiaries maintain systems of internal accounting controls that are designed to provide reasonable assurance in all material respects that:  (i) transactions are executed only with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and (iii) access to their assets is permitted only in accordance with management’s general or specific authorization.  To the Knowledge of the Company, there are no deficiencies in the design or operation of the Company or its Subsidiaries’ controls that, individually or in the aggregate, would reasonably be expected to materially impair the Company or its Subsidiaries’ ability to record, process, summarize and report financial data with respect to the business operated by the Company and its Subsidiaries.  There is no fraud with respect to the internal controls of the Company or its Subsidiaries, whether or not material, that involves management or other employees of the Seller or its Affiliates who have a significant role in the internal controls of the Company and its Subsidiaries.

(c)          None of the Company nor any of its Subsidiaries is a party to, nor do the Company or any its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any off-balance sheet arrangements where the purpose or intended effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries.

Section 5.6          No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities of any kind other than (i) those to the extent specifically disclosed, reflected and adequately reserved for on the Latest Company Balance Sheet, (ii) liabilities incurred in the ordinary course of business after the Latest Company Balance Sheet Date (none of which is a liability from breach of contract, breach of warranty, tort, infringement or misappropriation), (iii) liabilities incurred in connection with the transactions contemplated by this Agreement or (iv) liabilities that, individually or in the aggregate, are not otherwise material in amount or nature.

Section 5.7          Absence of Certain Changes or Events.  Since January 2, 2023 to the date of this Agreement (i) (x) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects and (y) none of the Company or any of its Subsidiaries has taken any action which, if taken after the date hereof, would have required the prior consent of Purchaser pursuant to Section 7.1 and (ii) there has not been any event that has had, or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.8            Real Property; Title to Assets.

(a)          Section 5.8(a) of the Company Disclosure Schedule sets forth a true and complete list of all of the real property (by street address) owned or held in perpetual usufruct by the Company or any of its Subsidiaries (such properties, collectively, the “Owned Real Property”).  The Company or one of its Subsidiaries has good and marketable title to the Owned Real Property, subject to Permitted Encumbrances.

(b)          Section 5.8(b) of the Company Disclosure Schedule sets forth a true and complete list of all of the real property leases, subleases or other occupancies (collectively, the “Leases”) to which the Company or any of its Subsidiaries is a party as tenant for real property (collectively, the “Leased Real Property”).  The Company and its Subsidiaries, as applicable, hold a valid and existing leasehold interest under each of the Leases to which it is a party for the terms set forth therein, free and clear of all Encumbrances (other than any Permitted Encumbrances).  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, all of the Leases are in full force and effect and enforceable by the Company or such Subsidiaries which is a party thereto in accordance with their terms, subject to the Enforceability Exceptions.  Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other party to the Lease, is in material breach of or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under any Lease that would, individually or in the aggregate, reasonably be expected to materially impair the continued use and operations of the Leased Real Property to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted or be material to the Company and its Subsidiaries, taken as a whole.

(c)          Other than any exception which would not, individually or in the aggregate, reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, the Company and its Subsidiaries own each of the items of material tangible personal property reflected on the Latest Company Balance Sheet or acquired thereafter (except for assets reflected thereon or acquired thereafter that have been disposed of since the Latest Company Balance Sheet Date), free and clear of all Encumbrances, except for (i) Encumbrances identified or described in Section 5.8(c) of the Company Disclosure Schedule and (ii) Permitted Encumbrances. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, the Company and its Subsidiaries maintain reasonable policies, practices and procedures with respect to the security and safeguard of inventories and other tangible assets (including with respect to employee and third-party theft and other loss).

(d)          Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) the use and operation of the Owned Real Property and the Leased Real Property by the Company and its Subsidiaries do not violate in any material respect any material Law, covenant, condition, restriction, easement, license, Permit or agreement and (ii) there are no Actions pending nor, to the Knowledge of the Company, threatened against or affecting the Owned Real Property, the Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

(e)          To the Knowledge of the Company, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property and the Leased Real Property (the “Improvements”) are, in all material respects, in serviceable operating condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted). To the Knowledge of the Company, there are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, be material to the Company and its Subsidiaries.

Section 5.9             Intellectual Property.

(a)          Section 5.9(a) of the Company Disclosure Schedule sets forth a listing of all Intellectual Property registrations and applications included in the Company IP (collectively, the “Company Registered IP”).

(b)        Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in and to the Company IP, (ii) all Company Registered IP is subsisting and unexpired, and not invalid or unenforceable, (iii) the Company is current in the payment of all registration, maintenance and renewal fees with respect to Company Registered IP and (iv) the Company exclusively owns, free and clear of all Encumbrances (other than Permitted Encumbrances) the Company IP.

(c)         Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company owns or has sufficient and valid rights to use all Intellectual Property used in, held for use in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, including the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering provided by the Company or its Subsidiaries, all of which rights shall survive the consummation of the transactions contemplated by this Agreement without being terminated or materially changed.  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the execution and delivery of nor performance under this Agreement by the Company, or the consummation of the transaction contemplated by this Agreement will, under any Contract to which the Company is bound, result in the Company or Purchaser and any of their respective Affiliates being (i) bound by or subject to any obligation to grant licenses, covenants not to assert, or other rights with respect to Company IP, which such party was not bound by or subject to prior to the Closing, or (ii) obligated to pay any material royalties, fees or other payments to any Person, with respect to Intellectual Property, in excess of those obligations by such party prior to the Closing.

(d)          Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) there are no claims pending against the Company or its Subsidiaries before any Governmental Entity (A) contesting or challenging the use, validity, enforceability or ownership of any Company IP or (B) alleging that the conduct of the Company’s and its Subsidiaries’ businesses, including the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering provided by the Company or its Subsidiaries, is infringing, misappropriating or otherwise violating any Intellectual Property of a third party, (ii) the conduct of the Company’s and its Subsidiaries’ businesses, including the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering provided by the Company or its Subsidiaries, does not infringe upon or misappropriate any Intellectual Property of any third party and (iii) to the Knowledge of the Company, no third party is infringing or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries;

(e)          Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable measures to maintain and protect (i) their material trade secrets and material confidential information and no such material trade secrets or material confidential information have been used, disclosed to or otherwise discovered by any Person except pursuant to non-disclosure obligations that have not been breached by such Person, and (ii) the integrity, continuous operation and security of their material software and systems, and there have been no violations, outages or breaches of same, other than those that were resolved without material cost or liability.

(f)          Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each Person (including any employees, officers, contractors or service providers) who has, on behalf of the Company or its Subsidiaries, developed, invented, conceived or reduced to practice any material Intellectual Property has assigned to the Company or its Subsidiaries all of such Person’s rights therein that do not vest in the Company or its Subsidiaries by operation of Law and (ii) no such Person retains any right, title or interest in or to any such Intellectual Property.

(g)         Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company or its Subsidiaries owns the Intellectual Property in all material proprietary Software owned (or purported to be owned) or that was authored or developed by or on behalf of the Company, including NX and Teamcenter software (collectively, “Company Software”).  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company nor its Subsidiaries has delivered, licensed or made available, nor is under a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any Company Software to any escrow agent or other Person who is not an employee or consultant who are subject to valid and binding confidentiality obligations and acting on behalf of the Company or its Subsidiaries.

(h)        Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company nor its Subsidiaries has distributed, made available for remote interaction, or incorporated or linked any Open Source Software in conjunction with or into any Company Software in a manner that requires the Company to (i) disclose or distribute to any Person or the public of any portion of the source code for such Company Software, (ii) imposes any restriction on the consideration to be charged for the distribution of such Company Software, or (iii) grants, or purports to grant, to any third party, any rights or immunities under any Company IP.  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and its Subsidiaries is in material compliance with the terms and conditions of all relevant licenses for Open Source Software, including notice and attribution obligations.

Section 5.10          Information Technology; Data Protection.

(a)        Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all Company IT Assets (i) are free from any material defect, to the extent applicable, and (ii) do not contain any virus, software, routine or hardware component, in each case, designed to permit unauthorized access or control, or to disable or otherwise harm any Company IT. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company complies with, and is not in breach or default of, its obligations and use restrictions with respect with to third-party software (including with respect to Open Source Software licenses).

(b)         Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company IT Assets (A) operate and perform in all material respects in accordance with their documentation and functional specifications, (B) are sufficient for the current needs of the business of the Company and (C) have not malfunctioned or failed during the prior three (3)-year period in a manner that has caused material disruption to the business operations of the Company and (ii) since January 1, 2020, there has been no unauthorized access to or unauthorized use of the Company IT Assets, or the Personal Data stored or contained therein or transmitted thereby. The Company has taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of its material business data.

(c)        Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, since January 1, 2020, the Company has established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cyber security, data protection and the collection, retention, protection, transfer, use and processing of Personal Data, in each case, that are commercially reasonable and consistent in all material respects with requirements of (i) all applicable Data Protection Laws, (ii) any contractual commitments of the Company and (iii) any publicly facing statements or policies adopted by the Company relating to its collection or processing of Personal Data (clauses (i) and (ii), collectively, the “Privacy and Security Requirements”).

(d)         Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter, or complaint alleging, or providing notice of any investigation concerning, any material noncompliance with any applicable Laws or any obligations concerning such Personal Data and no Person has gained unauthorized access to or misused any Personal Data in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to the Company or any of its Subsidiaries or an obligation for the Company or any of its Subsidiaries to notify any Governmental Entity, including a requirement to make a filing with the SEC.

(e)         Except as would not have a Company Material Adverse Effect, (A) (i) the Company is in compliance, and since January 1, 2020, has been in compliance, with all applicable Data Protection Laws and the Company’s own Privacy and Security Requirements with respect to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data, (ii) none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual, alleged, possible or potential violation of, or failure to comply with, any applicable Data Protection Laws or the Company’s own Privacy and Security Requirements and (iii) the Company has since January 1, 2020 taken commercially reasonable steps designed to ensure the confidentiality, privacy and security of all Personal Data that is collected, used, stored, transferred or otherwise processed by or on behalf of the Company, or is otherwise in its possession or control and (B) to the extent required by applicable Data Protection Laws, the Company has entered into written agreements with all third parties who process or store Personal Data for or on behalf of the Company that obligate such persons to comply with all applicable Data Protection Laws and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure.

Section 5.11         Insurance.  Section 5.11 of the Company Disclosure Schedule sets forth a true and complete listing of all material insurance policies or binders currently owned, maintained, held by or applicable to the Company or any of its Subsidiaries (or its respective assets or business).  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, all such policies are in full force and effect and all premiums that are due and payable with respect thereto have been timely paid (other than retroactive or retrospective premium adjustments and adjustments in respect of self-funded health programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date).  None of the Company, any of its Subsidiaries, any member of the Seller Group or any of their respective Representatives has received any written notice of cancellation or non-renewal of any such policy or arrangement, nor has the termination of any such policy or arrangement been threatened in writing. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the aggregate coverages provided by the insurance policies of the Company and its Subsidiaries are customary and reasonable, in both scope and amount, in light of the risk attendant to the business of the Company and its Subsidiaries, and for companies of similar size in the industries and locations in which the Company and its Subsidiaries operate.

Section 5.12          Taxes.  Except as set forth on Section 5.12 of the Company Disclosure Schedule:

(a)         All material Tax Returns required to be filed by the Company or any of its Subsidiaries with any Governmental Entity have been timely filed (taking into account applicable extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects.  All material Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.  The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid by the Company or any Subsidiary to any employee, independent contractor, creditor or stockholder.

(b)        There is no audit, examination or other administrative or court proceeding involving any material Tax of the Company or any of its Subsidiaries that is currently in progress or threatened in writing by a Governmental Entity.  No deficiency or proposed adjustment that has not been fully paid or finally resolved for any material amount of Tax has been asserted, assessed or proposed by any Governmental Entity against the Company or any of its Subsidiaries.

(c)         Neither the Company nor any of its Subsidiaries has received from any Governmental Entity in a jurisdiction where the Company or its Subsidiary has not filed any Tax Returns any written claim that the Company or such Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, which claim has not been fully resolved.

(d)         There are no Encumbrances for Taxes upon any of the assets of the Company or any of its Subsidiaries, other than Permitted Encumbrances.

(e)          Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax allocation or Tax sharing agreement, other than (i) any such agreement solely among the Company and its Subsidiaries or (ii) any commercial agreement entered into in the ordinary course of business, the primary subject matter of which is not Taxes (a “Commercial Tax Agreement”).

(f)         No extension or waiver of any statute of limitations with respect to the assessment or determination of any of the Company’s or its Subsidiaries’ material Taxes is in effect (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business).

(g)         Neither the Company nor any of its Subsidiaries (i) is resident for Tax purposes in a jurisdiction outside of its jurisdiction of organization or incorporation or (ii) has, or has ever had, a permanent establishment or other taxable presence in any country other than its country of organization or incorporation.

(h)         Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group for purposes of filing any income Tax Return, other than a group of which the Company or one of its Subsidiaries is the common parent, or (ii) has any liability for a material amount of Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise by operation of Law.

(i)         Neither the Company nor any of its Subsidiaries will be required to (i) include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of (A) any change in or improper method of accounting for a Pre-Closing Tax Period, (B) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into prior to Closing, (C) installment sale or open transaction disposition made on or prior to the Closing, (D) prepaid amount or deferred revenue received on or prior to the Closing, (E) any intercompany transaction or excess loss amount account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local of foreign law), or (F) a gain recognition agreement under Section 367 of the Code (or any corresponding or similar provision of applicable Tax Law), or (ii) pay any amount of Tax in respect of an election pursuant to Section 965(h) of the Code.

(j)          None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the two-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(k)          None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(l)          There are no issued, requested or pending private letter rulings, advance pricing agreements or similar agreements with any Governmental Entity with respect to Taxes that would bind the Company or any of its Subsidiaries following the Closing.

(m)         The Company and its Subsidiaries have not deferred the payment of any Tax pursuant to the CARES Act that remains unpaid.

(n)        The Company and its Subsidiaries have made available all documentation relating to any material Tax holidays, deferrals or incentives granted by any Governmental Authority to any of them and are in compliance in all material respects with the requirements for any such Tax holidays, deferrals or incentives.

(o)          The entity classification for U.S. federal income tax purposes of each of the Company and its Subsidiaries as of the date hereof is set forth in Section 5.12(o) of the Company Disclosure Schedule, together with the effective date of any entity classification election for U.S. federal income tax purposes.

(p)       The Company and its Subsidiaries have complied in all material respects with all applicable Laws regarding the preparation and maintenance of all documentation required to substantiate the transfer pricing practices and methodologies of the Company and its Subsidiaries.

(q)          The Company and its Subsidiaries have complied in all material respects with all applicable rules regarding the registration for, and collection and remittance of, goods and services, value-added, or similar Taxes.

(r)          Neither the Company nor any of its Subsidiaries has any material liability in respect of escheat or unclaimed property.

Notwithstanding anything to the contrary in this Agreement, other than the representations and warranties set forth in Section 5.5, Section 5.7, and Section 5.14 (in each case, to the extent relating to Tax matters), this Section 5.12 contains the exclusive representations and warranties of the Company with respect to Tax matters.

Section 5.13          Proceedings.  Except as set forth in Section 5.13 of the Company Disclosure Schedule, there are no Actions of any kind whatsoever, at Law or in equity, pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, except as would not (i) reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole or (ii) reasonably be expected to materially impair or delay the Company’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.  None of the Company, any of its Subsidiaries, any member of the Seller Group or any of their respective properties or assets is subject to any Governmental Order, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

Section 5.14          Benefit Plans.

(a)          Section 5.14(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan as of the date of this Agreement.  With respect to each material Company Benefit Plan, the Company has made available to Purchaser a current, complete and accurate copy (or to the extent no copy exists, an accurate summary) of (i) each such Company Benefit Plan, including any material amendments thereto, (ii) any trust, insurance, annuity or other funding instrument related thereto, (iii) any summary plan description of a Company Benefit Plan, (iv) for the most recent year and to the extent applicable, (A) audited financial statements, (B) actuarial or other valuation reports prepared with respect thereto (where such statements or reports are required to be prepared under applicable Law or otherwise reasonably available) and (C) Form 5500 and attached schedules, (v) all determination letters issued by the IRS or the United States Department of Labor and (vi) all still open material correspondence with a Governmental Entity since January 1, 2020.  The Company has made available to Purchaser true, correct and complete copies of all form restrictive covenants currently applicable to any current or former employee of the Company or any of its Subsidiaries and a list of employees that have executed such forms.

(b)          Except as set forth on Section 5.14(b) of the Company Disclosure Schedule:

(i)          Neither the Company nor any of its Subsidiaries has (A) during the six-year period immediately preceding the date hereof, been the sponsor of, contributed to or been obligated to make contributions to, or otherwise incurred any liability with respect to, a “multiemployer plan” (as defined in Title I or Title IV of ERISA), a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (B) incurred or would be reasonably expected to incur any material liability or obligation with respect to a defined benefit plan (including any amount that is or could become due by virtue of Section 75 or Section 75A of the Pensions Act 1995 as amended by subsequent regulations), (C) engaged in any prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that would be reasonably likely to subject the Company to any material Tax or penalty (civil or otherwise) imposed by ERISA or the Code or (D) or would reasonably be expected to have, following the Closing, any liability (contingent or otherwise) with respect to clauses (A) through (C) above as a result of their affiliation with any Person that would be or, at any relevant time, would have been considered a single employer with the Company or any of its Subsidiaries under the Code or ERISA (or any similar state, local or foreign law);

(ii)          each Company Benefit Plan that is intended to be Tax-qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification and is so qualified, and no circumstances exist that would reasonably be expected to affect the qualified status of any such Company Benefit Plan;

(iii)         each Company Benefit Plan has been maintained and operated in compliance in all material respects with its respective terms and all applicable Laws, and all contributions required under the terms of each Company Benefit Plan or applicable Laws or otherwise, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in all material respects, or to the extent a contribution is premium is not required to be made or paid on or before the date hereof, have been fully reflected on the reflected on the Financial Statements in accordance with GAAP;

(iv)         neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event), will directly or indirectly (w) result in any payment or benefit (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer, employee or other service provider of the Company or its Subsidiaries, (x) increase any compensation or benefits otherwise payable to any director, officer, employee or other service provider of the Company or its Subsidiaries, (y) result in any acceleration of the timing of payment, vesting, exercisability, funding or delivery of any compensation or benefits, or (z) result in any limitation on the right of the Company or its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust;

(v)          none of the Company Benefit Plans provides medical or other welfare benefits to any retired Person, or any current or former employee or other service provider of the Company or its Subsidiaries following such individual’s retirement or other termination of employment or service, except as required by applicable Law (including Section 4980B of the Code);

(vi)        no amount paid or payable (whether in cash, in property or in the form of benefits) by the Company or its Subsidiaries in connection with the transactions contemplated hereby (whether alone or in combination with other events) will be an “excess parachute payment” within the meaning of Section 280G of the Code.  No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code or otherwise;

(vii)         there are no material claims pending or, to the knowledge of the Company, threatened (other than routine claims for benefits in the ordinary course of business) or other proceedings, and, to the knowledge of the Company, no set of circumstances exists that may reasonably give rise to a claim or other proceeding, against the Company Benefit Plans, any fiduciaries thereof or the assets of any trusts related thereto that would reasonably be expected to result in any material liability of the Company or its Subsidiaries, and no Company Benefit Plan is under audit or the subject of an investigation by any Governmental Entity, nor, to the knowledge of the Company, is any such audit or investigation pending or threatened; and

(viii)       each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder.

Section 5.15          Compliance with Applicable Law; Permits.

(a)         Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, (i) the Company and each of its Subsidiaries has been and is in compliance with all applicable Laws, (ii) the Company and each of its Subsidiaries has possessed all licenses, permits, registrations, permanent certificates of occupancy, authorizations, and certificates issued by the applicable Governmental Entity necessary to operate its business as currently conducted (collectively, “Permits”), (iii) all Permits have been and are valid and in good standing (to the extent such concept is applicable) and have been and are in full force and effect, (iv) the Company and the Company’s Subsidiaries are in compliance with the terms of such Permits, and (v) all material fees and charges with respect to such Permits as of the date of this Agreement have been paid in full.

(b)         Except as set forth in Section 5.15(b) of the Company Disclosure Schedule or as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Law or Governmental Order applicable to the Company or any of its Subsidiaries or by which any properties or assets owned or used by the Company or any of its Subsidiaries are bound or affected.

Section 5.16          Environmental Matters.

(a)          Except as set forth in Section 5.16(a) of the Company Disclosure Schedule or as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole:

(i)           the Company and each of its Subsidiaries (including with respect to their respective facilities and operations on the Owned Real Property and the Leased Real Property) are, and since January 1, 2019 have been, in compliance with all Environmental Laws in all material respects;

(ii)          the Company and each of its Subsidiaries possesses all Permits required under Environmental Law with respect to the operation of its business as currently conducted (collectively, “Environmental Permits”), all Environmental Permits are valid and in good standing (to the extent such concept is applicable) and are in full force and effect, and the Company and the Company’s Subsidiaries are in compliance with the terms of such Environmental Permits;

(iii)         there are no Actions of any kind pursuant to Environmental Laws that are pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, and none of the Company or any of its Subsidiaries or any of their respective properties or assets is subject to any Governmental Order relating to Environmental Laws;

(iv)         there has been no Release of any Hazardous Material in violation of any Environmental Laws with respect to the business or assets of the Company or any of its Subsidiaries (or any predecessor thereof) or any Owned Real Property or Leased Real Property, and the Company and its Subsidiaries have not, since January 1, 2019, received any written notice that any Owned Real Property or Leased Real Property (including soils, groundwater, surface water, buildings, and other structure located on any such Owned Real Property or Leased Real Property) has been contaminated with any Hazardous Material, in each case which Release or contamination would reasonably be expected to result in a claim pursuant to any Environmental Law against, or a material violation of Environmental Laws or term of any Environmental Permit by, the Company or its Subsidiaries;

(v)          to the Knowledge of the Company, (1) no current conditions exist with respect to any of the Owned Real Property or Leased Real Property that would reasonably be expected to result in an obligation of the Company or any of its Subsidiaries to investigate or remediate such conditions under Environmental Law and (2) neither the Company nor any of its Subsidiaries has assumed, undertaken, or otherwise become subject to, any liability of any other Person relating to Environmental Laws or Hazardous Material;

(vi)        neither the Company nor any of its Subsidiaries is subject to any outstanding Governmental Order related to any Environmental Laws, Environmental Permits or Hazardous Material with respect to which any such Person has any future obligations related to any Environmental Laws, Environmental Permits or Hazardous Material; and

(vii)         since January 1, 2019, neither the Company nor any of its Subsidiaries nor any member of the Seller Group have received from any Governmental Entity any written notice of violation of any Environmental Law with respect to the Owned Real Property or the Leased Real Property, other than any such violation that has been resolved.

Section 5.17          Brokers and Finders.  No agent, broker, investment banker, financial advisor or other Person, other than RBC Capital Markets, LLC and Goldman Sachs & Co. LLC, is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Company, to receive any commission, brokerage, finder’s fee or other similar fee or compensation in connection with the consummation of the transactions contemplated by this Agreement other than any commission, brokerage, finder’s fee or other similar fee or compensation which will be included in the calculation of Company Transaction Expenses.

Section 5.18          Labor and Employment Matters.

(a)         Except as set forth in Section 5.18(a) of the Company Disclosure Schedule, (a) there are no and since January 1, 2020 has not been any pending, or to the Knowledge of the Company, threatened in writing, Actions by or on behalf of any current, prospective or former employee or other non-employee individual service provider which would reasonably be expected to result in any material liability of the Company or its Subsidiaries, (b) none of the Company or any of its Subsidiaries is or since January 1, 2020 has been a party to, bound by or in the process of negotiating any collective bargaining or other labor agreement with respect to any employees of the Company or any of its Subsidiaries, and (c) to the Knowledge of the Company, there are no and since January 1, 2020 have not been pending union organizational activities or proceedings with respect to employees of the Company or any of its Subsidiaries.  Since January 1, 2020, except as would not be material, there has not been any labor strikes, slowdowns, stoppages, arbitrations, grievances or other labor disputes pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.  There is no unfair labor practice charge or complaint against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board.  Since January 1, 2020, the Company has been in compliance in all material respects with all applicable Laws relating to employment and employment practices, including terms and conditions of employment, wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or legal proceedings are pending or, to the Knowledge of the Company, threatened with respect to the foregoing.  Except as would not be material, each individual who renders services to the Company or its Subsidiaries who is classified as an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under the Company Benefit Plans) is properly so characterized.  To the Knowledge of the Company, no material allegations of sexual harassment or other sexual misconduct have been made against any current or former employee or other non-employee individual service provider of the Company or its Subsidiaries, in their capacity as such.  Neither the Company nor any of its Subsidiaries have been a party to or involved in any material proceedings, or entered into any material settlement agreements, related to allegations of sexual harassment or misconduct by any current or former employee or other service provider of the Company or its Subsidiaries.

(b)         Section 5.18(b) of the Company Disclosure Schedule sets forth an anonymized list of each employee of the Company and its Subsidiaries, including with respect to each such employee, to the extent permitted by applicable Law, the job position or title, status (active or on approved leave), status as full-time, part-time or temporary employee, annual base salary rate or hourly base pay rate, cash and equity incentive opportunities (if applicable), exempt/non-exempt status, primary work location, hire date (or, if different, service commencement date) and whether subject to a collective bargaining agreement or similar labor agreement.

Section 5.19          Company Material Contracts.

(a)          Section 5.19(a) of the Company Disclosure Schedule sets forth a listing of the following Contracts of the following types to which the Company or any of its Subsidiaries is a party or by which any assets of the Company or any of its Subsidiaries are bound or are subject as of the date hereof (other than the Company Benefit Plans); provided, that the Company shall not be required to list or provide copies of any purchase orders, statements of work or similar Contracts on Section 5.19(a) of the Company Disclosure Schedule to the extent such purchase orders, statements of work and similar Contracts (A) have been made available to Purchaser or (B) are on terms which do not differ from those that have been made available to Purchaser in a manner that is materially detrimental to the Company or its Subsidiaries, but such purchase orders, statements of work and similar Contracts (solely to the extent meeting the criteria of any of the following types of Contracts set forth in this Section 5.19(a)) shall still be considered Company Material Contracts:

(i)            each Contract with (A) any of the top fifteen (15) customers (including distributors and resellers but excluding members of the Seller Group) (each such customer, a “Material Customer”) of the Company and its Subsidiaries, (B) any of the top fifteen (15) suppliers (each such supplier, a “Material Supplier”) of the Company and its Subsidiaries and (C) except as otherwise provided in the foregoing clauses (A) or (B), any other Persons that provide for payment or receipt by the Company or any of its Subsidiaries of more than $750,000 per year, including any such Contracts with customers or clients (in each case of clauses (A) through (C), determined on a consolidated basis based on amounts received or paid during the twelve (12)-month period ending on January 2, 2023);

(ii)          each joint venture agreement, partnership or limited liability company agreement (excluding any organizational documents of the Company or its Subsidiaries), collaboration, profit-sharing (or loss-sharing), strategic alliance, co-promotion, commercialization, research, development or other similar agreement;

(iii)         Contracts for the sale, assignment, transfer or other disposition of assets of the Company or any of its Subsidiaries (A) since January 1, 2020, for aggregate consideration under such Contract of $1,000,000 or more other than in the ordinary course of business consistent with past practice or (B) under which the Company or any of its Subsidiaries has any material continuing liability or obligation;

(iv)         Contracts providing for the acquisition or disposition by the Company or any of its Subsidiaries of any business, division or product line (whether by merger, sale of stock, sale of assets or otherwise), or capital stock of any other Person, in each case, (A) since January 1, 2016, with a purchase price in excess of $1,000,000 or (B) pursuant to which any “earn-out,” contingent purchase price, deferred purchase price, notes payable, royalty payment, indemnity or other similar obligations of the Company or its Subsidiaries remain outstanding;

(v)           any Contract evidencing or guaranteeing or providing for the incurrence of Indebtedness in excess of $4,000,000;

(vi)        any Contract under which an Encumbrance (other than a Permitted Encumbrance) has been imposed on any of the assets or properties of the Company and its Subsidiaries, excluding any such Contract that also evidences or guarantees indebtedness for borrowed money in an amount less than $1,000,000 and other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business;

(vii)        any Contract under which the Company or any of its Subsidiaries grants to, or receives from, a third party any material licenses or other material rights to use any Intellectual Property, other than non-exclusive licenses (A) granted to customers, distributors, resellers and business partners in the ordinary course of business or (B) for commercially available software, technology or data;

(viii)        any Contract that limits or purports to limit the ability of the Company or any of its Subsidiaries to compete or engage in any material respect in any line of business or with any Person or in any geographic area or during any period of time or that would so limit the freedom of Purchaser or its Affiliates or the Company and its Subsidiaries after the Closing;

(ix)        any Contract that obligates the Company or any of its Subsidiaries to conduct business on a “most favored nation” basis with any third party, including with respect to pricing or terms of delivery or service level credits, or that contains exclusivity, right of first refusal or right of first offer obligations or restrictions;

(x)           each material Lease;

(xi)          any interest rate, currency or other hedging Contracts;

(xii)       any non-competition or non-solicitation Contract with any current or former officer, employee or independent contractor of the Company or its Subsidiaries who provides or has provided services wholly or primarily to or on behalf of the Company or its Subsidiaries and whose total annual cash compensation from the Company and its Subsidiaries for the last completed fiscal year is at least $250,000;

(xiii)       any (A) Affiliate Arrangement or (B) Contract (or group of related Contracts) under which the Company or any of its Subsidiaries has advanced or loaned any amount to any of the Seller Group’s directors, officers, employees or contractors;

(xiv)        any Contract that (A) involves the resolution or settlement of any Action in an amount greater than $250,000 that has not been fully performed by the Company and its Subsidiaries or (B) imposes any continuing material obligations on the Company or any of its Subsidiaries;

(xv)         any Contract or group of Contracts (A) involving any individual capital expenditure in excess of $750,000 in the fiscal year ended January 2, 2023, or (B) involving a remaining commitment by the Company or its Subsidiaries to pay any individual capital expenditure or series of related capital expenditures in excess of $750,000; and

(xvi)        any Contracts with any Governmental Entity (other than Permits and Contracts pursuant to which any Governmental Entity is a customer or client of the Company or any of its Subsidiaries).

(b)          The Company has made available true, correct and complete copies of each Contract required to be identified in Section 5.19(a) of the Company Disclosure Schedule (collectively, the “Company Material Contracts”) to Purchaser, together with any and all amendments and supplements thereto and material statements of work, “side letters” and waivers that affect and provide for rights and/or obligations of the Company and its Subsidiaries following the Closing and similar documentation relating thereto (other than any such documents, which shall not be required to be made available, that are on terms which do not differ from those that have been made available to Purchaser in a manner that is materially detrimental to the Company or its Subsidiaries).  Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company Material Contracts (other than Contracts no longer in effect after the date of this Agreement that have expired in accordance with their terms or have been terminated in accordance with this Agreement) are in full force and effect, are valid and binding on the Company and any of its Subsidiaries to the extent that the Company or such Subsidiary is a party thereto, and to the Knowledge of the Company, the other parties thereto, and are enforceable in accordance with their respective terms, subject in each case to the Enforceability Exceptions, (ii) the Company and each of its Subsidiaries (as the case may be) has performed all obligations required to be performed by it pursuant to such Company Material Contracts, and (iii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach or violation in any material respect under the terms of, or has provided or received any notice of any intention to modify, terminate, or fail to renew any such Company Material Contract, and, to the Knowledge of the Company, no event or circumstance has occurred that with notice or lapse of time would constitute an event of default thereunder.

Section 5.20          Customers and Suppliers.  Section 5.20 of the Company Disclosure Schedule sets forth a true and complete list of the Material Customers and the Material Suppliers.  Neither Seller nor the Company nor any of its Subsidiaries or Representatives has received any written notice from any Material Supplier that such supplier will terminate or cancel any Company Material Contract to which it is a party or stop, decrease the rate of, or change the material terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services to the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer that such customer will terminate or cancel any Company Material Contract to which it is a party or stop, or materially decrease the rate of, purchasing services and/or products of the Company and its Subsidiaries (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise).

Section 5.21          Foreign Corrupt Practices Act; Export Control and Sanctions; Anticorruption.

(a)          (i) None of the Company nor any of its Subsidiaries, their directors, officers or employees or, to the Knowledge of the Company, any agent or other Person acting on their behalf has violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), (ii) the Company and its Subsidiaries make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of the assets of the Company and its Subsidiaries, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that actions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA, and (iii) the Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA will be prevented, detected and deterred.

(b)          Since January 1, 2018, (i) neither the Company nor any of its Subsidiaries has violated, in connection with the business of the Company and its Subsidiaries, any Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) no director, officer, or employee, or, to the Knowledge of the Company, agent, representative, consultant or other Person acting for or on behalf of the Company has, with respect to the business of the Company and its Subsidiaries, violated any Anticorruption Law, and (iii) none of the Seller, the Company or any of their respective Subsidiaries has received any notice alleging any such violation of any Anticorruption Law.

(c)         Since January 1, 2018, the Company and each of its Subsidiaries has been in compliance with the trade control aspects of the U.S. Export Administration Regulations, the International Traffic in Arms Regulations (“ITAR”), Section 999 of the Code, the U.S. customs regulations, the Foreign Trade Regulations, regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives and any other U.S. or non-U.S. applicable Laws pertaining to export and import controls, tariffs, safeguards, antidumping and countervailing duties, quotas, antiboycott, and foreign trade zones (collectively, “Trade Control Laws”).

(d)         Since January 1, 2018, (i) the Company and each of its Subsidiaries, and their directors, officers, employees, and to the Knowledge of the Company, other Representatives acting on their behalf have been in compliance with Sanctions, and (ii) none of the Company, any of its Subsidiaries, or any of their respective directors, officers, employees and to the Knowledge of the Company, other Representatives acting on their behalf has engaged in, nor is now engaging in, directly, or, to the Knowledge of the Company, indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person. None the Company, any of its Subsidiaries, or any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any other Representative or customer thereof or any other Person authorized to act for or on behalf of the Company or any of its Subsidiaries is a Sanctioned Person or a target of Sanctions or other restrictions under Trade Control Laws.

(e)         Since January 1, 2018, there have been no claims, complaints, charges, investigations, voluntary or directed disclosures, administrative subpoenas inquiries, audits, enforcement actions or other Actions involving the Company or any of its Subsidiaries pertaining to any Sanctions or Trade Control Laws, and there are no pending or, to the Knowledge of the Company, threatened claims or investigations involving suspected or confirmed violations thereof.

(f)          The Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with Anticorruption Laws, Trade Control Laws and Sanctions.

Section 5.22          Related Party Transactions.  Except as set forth in Section 5.22 of the Company Disclosure Schedule, no member of the Seller Group, equityholder, director or officer or employee  of any of the foregoing) has any interest, directly or indirectly, in any Affiliate Arrangements, or property (real, personal or mixed, tangible or intangible) or asset used in, pertaining to or owned by, or any interest in any supplier of, the Company or any of its Subsidiaries, except solely in such Person’s capacity as an equityholder, director, officer, or employee, as applicable, of the Company or any of its Subsidiaries (other than, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Seller or any other Company Benefit Plan). Except as expressly set forth therein or Section 7.9, as of the Closing, all items set forth on Section 5.22 of the Company Disclosure Schedule shall have been terminated, with no fees or amounts due thereunder.

Section 5.23          Inventory.  Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all Inventory (including finished goods) (i) has been valued and specifically and adequately reserved for in accordance with GAAP, (ii) has been manufactured, assembled, tested and stored in compliance in all material respects with applicable Law, (iii) is free of material defects in materials, fabrication and workmanship, and (iv) is suitable for use or sale in the ordinary course of business in all material respects and in compliance in all material respects with applicable Law.

Section 5.24         Sufficiency of Assets.  At the Closing, the Company will own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts, in each case, that have been provided to Purchaser) all of the material assets, properties and rights necessary to conduct the business of the Company and its Subsidiaries immediately following the Closing in substantially the same manner as conducted as of the date of this Agreement and as of the Closing, and constitute all the material rights, property and assets currently used in the operation of such business as currently conducted.  All activities and operations of the business of the Company and its Subsidiaries are conducted solely by the Company and its Subsidiaries.

Section 5.25        Accounts Receivable.  All accounts receivable reflected on the Latest Company Balance Sheet and all accounts receivable arising after the date thereof (i) have arisen from bona-fide transactions entered into by the Company and its Subsidiaries involving the sale of goods or the rendering of services (or, in the case of non-trade accounts or notes, represent amounts receivable in respect of other bona-fide business transactions) in the ordinary course of business and (ii) constitute only valid, undisputed claims of the Company and its Subsidiaries, not subject to claims of set-off or other defenses, other than counterclaims, normal discounts and returns in the ordinary course of business.

Section 5.26          Products Liability.

(a)         Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, each product designed, formulated, manufactured or sold by the Company and its Subsidiaries since January 1, 2020 is in conformity in all material respects with all applicable product specifications, applicable express and implied warranties and applicable Law.

(b)         Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, there has been no notice, demand, claim, action, suit inquiry, hearing proceeding, notice of violation or investigation from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed or sold by the Company or any of its Subsidiaries or any service provided by the Company or any of its Subsidiaries or any claim or lawsuit or Action involving such products or services which is pending or, to the Knowledge of the Company, threatened by any Person, alleging that any such product is materially defective or not in conformity in all material respects with the applicable product specification, applicable express or implied warranties or applicable Law.

(c)         Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, there has not been, nor is there under consideration by the Company or any of its Subsidiaries, any product recall or post-sale warning of a material nature conducted by or on behalf of the Company or any of its Subsidiaries concerning any products of or sold by the Company or any of its Subsidiaries.

Section 5.27          Disclaimer of Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V AND THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY OR THE COMPANY’S ASSETS, AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V  AND IN THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN ARTICLE IV, THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY’S ASSETS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND PURCHASER SHALL RELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V AND THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY STOCKHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES).  THE COMPANY DOES NOT MAKE NOR HAS THE COMPANY MADE ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING ANY PROJECTION OR FORECAST REGARDING FUTURE RESULTS OR ACTIVITIES OR THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and Seller as follows:

Section 6.1          Organization and Good Standing.  Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.  Purchaser (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except in each case where the failure to have such power or authority or be so qualified or licensed would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 6.2             Authority; Execution and Delivery; Enforceability.

(a)          Purchaser possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements, and to consummate the transactions contemplated herein and therein.  The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate or other entity action on the part of Purchaser and no other corporate or other entity proceeding on the part of Purchaser is necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(b)       This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except to the extent such enforcement may be limited by the Enforceability Exceptions.

Section 6.3            No Conflicts; Consents.

(a)          Assuming all Governmental Filings and waiting periods described in or contemplated by Section 5.4(b), Section 4.4(b) and Section 6.3(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the other Transaction Agreements by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and thereby will not (i) violate any applicable Law or Governmental Order to which Purchaser is subject, (ii) with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration, termination or cancellation of or create in any party the right to accelerate, terminate or cancel any material Contract to which Purchaser or any of its Subsidiaries is a party or by which any of their respective properties, rights or assets is bound, (iii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any properties, rights or assets of Purchaser or (iv) violate the certificate of incorporation or bylaws or comparable governing documents, each as amended to the date of this Agreement, of Purchaser, other than, in the case of clauses (i), (ii) and (iii) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations, rights or Encumbrances that would not reasonably be expected to materially impair or delay the Purchaser’s ability to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

(b)          No Governmental Filings are required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by Purchaser of the transactions contemplated hereby except (i) compliance with and filings under the HSR Act; (ii) Governmental Filings set forth on Section 6.3(b) of the Purchaser Disclosure Schedule; and (iii) such other Governmental Filings, the failure of which to be obtained or made would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and would not be expected to materially impair or delay the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 6.4          Proceedings.  Except as set forth on Section 6.4 of the Purchaser Disclosure Schedule, there  is no Action of any kind whatsoever, at Law or in equity, pending, or threatened in writing against Purchaser or any of its Subsidiaries that would reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 6.5         Brokers and Finders.  No agent, broker, investment banker, financial advisor or other Person is or will become entitled to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser for which the Company could have any liability prior to Closing.

Section 6.6            Financing.

(a)         As of the date of this Agreement, Purchaser has delivered to Seller a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted for pricing flex terms, fees, and other economic terms (any such fee letter, a “Fee Letter”)), dated as of the date of this Agreement, by and among the Financing Entities party thereto and Purchaser (together, the “Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Entities party thereto have agreed to lend the amounts set forth therein (the “Financing”).

(b)         As of the date of this Agreement, the Commitment Letter is in full force and constitutes the valid, binding and enforceable obligation of Purchaser and, to the Knowledge of Purchaser, the other parties thereto (subject to the Enforceability Exceptions).  As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Financing needed for the Financing Amount (as defined below) and contemplated by the Commitment Letter other than the conditions precedent expressly set forth in the Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c)       As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner, no such amendment or modification is contemplated and none of the commitments contained therein have been terminated, reduced, withdrawn or rescinded by Purchaser or, to the Knowledge of Purchaser, any other party thereto.

(d)        As of the date of this Agreement, Purchaser has no reason to believe that, assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, (i) any of the Financing Conditions are not capable of being satisfied on or prior to the Closing Date or (ii) any portion of the Financing necessary to pay the Financing Amount will not be available to Purchaser on the Closing Date.

(e)        As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by Purchaser or, to the Knowledge of Purchaser, any other party to the Commitment Letter, under the terms and conditions of the Commitment Letter.

(f)         There are no side letters relating to the Commitment Letter or the Financing to which Purchaser or any of its Affiliates is a party that impose conditions to the Financing or reduce the amount of the Financing below the amount required to satisfy the Financing Amount.

(g)          Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, the aggregate net proceeds from the Financing will be in an amount, when funded in accordance with the Commitment Letter, and when taken together with cash of Purchaser and its Subsidiaries and the Company and its Subsidiaries that is available at the Closing, sufficient to make all payments required to be made by Purchaser under this Agreement, including payments contemplated by Section 2.3(a)(i) (the “Financing Amount”).

(h)          The proceeds of the Financing derived from the Purchaser’s Sixth Amended and Restated Senior Unsecured Revolving Credit Agreement, dated as of February 10, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time on or prior to the date hereof), among Purchaser, certain of Purchaser’s subsidiaries party thereto from time to time, the lenders and issuing banks party thereto from time to time, and Bank of America, N.A., as the administrative agent (or any amendment, amendment and restatement or refinancing of such revolving credit facility, in each case, in accordance with the Commitment Letter as in effect on the date hereof), when taken together with cash of Purchaser and its Subsidiaries and the Company and its Subsidiaries that is available at the Closing, shall be sufficient to fund, on a “certain funds” basis, a portion of the Financing Amount not otherwise covered by the senior secured bridge facility commitments contemplated under the Commitment Letter as in effect on the date hereof.

(i)          Purchaser agrees and affirms that notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing by or to Purchaser be a condition to the Closing or any of the obligations of Purchaser hereunder.

Section 6.7            Solvency.  Assuming that (i) the conditions to the obligation of Purchaser to consummate the Share Purchase set forth in Section 8.1 and Section 8.2 have been satisfied or waived, (ii) the representations and warranties set forth in Article V are, subject to the terms and limitations set forth herein, true and correct and (iii) the compliance and performance by Seller and its Subsidiaries of their respective obligations hereunder in all material respects, then immediately following the Closing and after giving effect to all of the transactions contemplated by this Agreement (including consummation of the Financing, the payment of the aggregate consideration to which the stockholders and other equity holders of the Company are entitled under Article III, funding of any obligations of the Company or its Subsidiaries which become due or payable by the Company and its Subsidiaries in connection with, or as a result of, the Share Purchase and payment of all related fees and expenses), the Company and its Subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent liabilities, is greater than the fair market value of its assets, on a consolidated basis, or because the then present fair saleable value of its assets, on a consolidated basis, is less than the amount required to pay its probable liability on its existing debts, including contingent liabilities, as they mature), (ii) have unreasonably small capital for the operation of the businesses in which it is presently engaged or proposed to be engaged, or (iii) have incurred debts, including contingent liabilities, beyond its ability to pay them as they become due.

Section 6.8             Investment Purposes.

(a)          Purchaser is purchasing the Company Shares and, indirectly, the shares of capital stock or equity interests of the Company’s Subsidiaries, for its own account for investment purposes and not with a view toward distribution or re-sale in violation of the Securities Act, and all other applicable securities Laws, rules or regulations.  Purchaser is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Purchaser acknowledges that it is informed as to the risks of the transactions contemplated by this Agreement and of ownership of the Company Shares.

(b)         Purchaser acknowledges that none of the Company Shares or the shares of capital stock or equity interests of the Company Subsidiaries has been registered under federal Law or qualified under state Law, but rather has been offered for sale in accordance with certain exemptions under applicable Law and that the Company Shares and the shares of capital stock or equity interests of the Company Subsidiaries may not be resold by it unless they are subsequently registered or qualified under applicable Law, or an exemption from registration and qualification is then available.

Section 6.9           No Other Representations and Warranties.  SELLER ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN ARTICLE VI, NONE OF PURCHASER, ITS AFFILIATES NOR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON ACTING ON BEHALF OF THE PURCHASER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES MAKES ANY REPRESENTATION OR WARRANTY TO SELLER OR ANY OTHER PERSON, WHETHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY.

ARTICLE VII

COVENANTS

Section 7.1            Conduct of the Company’s Business.  Except (i) as set forth in Section 7.1 of the Company Disclosure Schedule, (ii) as otherwise expressly required by the terms of this Agreement or (iii) as required by applicable Law, from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Article IX, Seller (A) shall (with respect to the Company and its Subsidiaries), and shall cause the Company and its Subsidiaries to (1) conduct the Company’s and its Subsidiaries’ businesses only in the ordinary course of business consistent with past practice in all material respects and (2) use commercially reasonable efforts to (x) keep intact their respective businesses and goodwill and (y) preserve their relationships with customers, suppliers, vendors, distributors, creditors, agents and others having business relationships with the Company and its Subsidiaries and keep available the services of present senior officers and key employees of the Company and its Subsidiaries and (B) shall not, after the Adjustment Time, make any dividends or distributions of Cash or incur any Indebtedness or Company Transaction Expenses, or take or fail to take any action with the intent of causing, or that would be reasonably expected to cause, components of the Final Purchase Price to change were such Final Purchase Price calculated as of the Closing instead of as of the Adjustment Time.  In addition (and without limiting the generality of the foregoing), except (I) as set forth in Section 7.1 of the Company Disclosure Schedule, (II) as expressly required by the terms of this Agreement or (III) as required by applicable Law, from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Article IX, Seller shall (with respect to the Company and its Subsidiaries), and shall cause the Company and its Subsidiaries to not do any of the following without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)          (i) amend its certificate of incorporation or bylaws or similar governing instruments or (ii) issue, sell, transfer, or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance, transfer or sale of, or redeem or repurchase any capital stock or other securities of the Company or any of its Subsidiaries;

(b)          other than as required pursuant to any Company Benefit Plan as in effect on the date hereof: (i) increase the compensation or benefits of any current or former employee or other service provider of the Company or its Subsidiaries other than in the ordinary course of business consistent with past practice with respect to such employees or service providers with a target annual compensation opportunity (base salary, target annual bonus and target long-term incentive opportunity, if any), of less than $250,000; (ii) grant any (x) severance, termination pay, change in control, transaction or retention payments or benefits or (y) except as permitted by clause (i) immediately above, bonus or incentive compensation or other compensation or benefits; (iii) accelerate the vesting of or lapsing of restrictions with respect to any compensation or benefits; (iv) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan or any collective bargaining or other labor agreement, other than to conduct its annual renewal and reenrollment of its broad-based health and welfare plans in the ordinary course of business consistent with past practice, or amend or waive any of its material rights under any Company Benefit Plan; (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits; (vi) hire or promote any employee or other service provider who has or would have a target annual compensation opportunity of $250,000 or more; or (vii) terminate other than for cause the employment or service of any employee or other service provider with a target annual compensation opportunity of $250,000 or more;

(c)          create, incur or assume any Indebtedness or issue any debt securities other than (i) Funded Indebtedness or (ii) other Indebtedness in an aggregate amount not to exceed $3,000,000;

(d)         pledge, encumber or create or grant any Encumbrance on any of the material assets of the Company and its Subsidiaries (other than Permitted Encumbrances), other than as required by instruments of Indebtedness existing as of the date hereof or any Indebtedness incurred after the date hereof permitted in accordance with Section 7.1(b);

(e)          make any non de minimis loans, advances or capital contributions to, or investments in, any other Person, other than loans or investments solely between or among the Company and its Subsidiaries;

(f)          (i) make any change in accounting methods or practices or policies used by the Company and its Subsidiaries in the preparation of its financial statements, other than as required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (ii)  change any policies, practices or procedures with respect to working capital or cash management, accrual of revenue, collection or accrual of accounts receivable, payment or accrual of expenses, accounts payable or other liabilities in a manner inconsistent with past practice, (iii)  accelerate customer product delivery outside of normal purchase order practices, other than at the request of a customer in the ordinary course of business, or (iv) provide discounts for accelerated product delivery (other than time value of money discounts in accordance with the Company’s ordinary course accounting policies and consistent with past practice);

(g)          other than as required by applicable Law, (i) make (other than in connection with filing Tax Returns in the ordinary course of business and consistent with past practice), change or revoke any material Tax election, (ii) adopt or change any accounting method with respect to Taxes, (iii) surrender any right to claim a refund of a material amount of Taxes, (iv) settle or compromise any Tax proceeding with respect to a material amount of Taxes, (v) file any material Tax Return in a manner inconsistent with past practice, except to the extent otherwise required by a change in Law or a “determination” within  the meaning of Section 1313(a) of the Code (or any corresponding provision of state or local law), (vi) file any material amended Tax Return or claim any material tax refund or (vii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(h)          acquire (whether by merging or consolidating with, or by purchasing assets or stock of, or by any other manner), any business or Person or division thereof, other than purchases of assets in the ordinary course of business consistent with past practice;

(i)         sell, assign, transfer, exclusively license, allow to expire or lapse or otherwise dispose of any of the properties, rights or assets of the Company and its Subsidiaries, other than (A) properties, rights or assets having a value not in excess of $2,000,000 in the aggregate and (B) sales of assets in the ordinary course of business consistent with past practice;

(j)          commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, settle or compromise any Action involving the Company or any of its Subsidiaries other than settlements or compromises of litigation: (x)(i) where the amount paid for such settlement following the Closing does not exceed $200,000 individually or $2,000,000 in the aggregate; (ii) do not impose any injunctive relief on the Company or any of its Subsidiaries and do not involve the admission of wrongdoing by the Company or any of its Subsidiaries or any of their respective officers, directors or employees; and (iii) do not relate to claims, litigations, investigations, suits, actions or proceedings brought by Governmental Entities, or (y) are Tax proceedings (it being understood that such Tax proceedings are subject to the restrictions contained in clause (g) above);

(k)          make or commit to make any capital expenditure, capital addition or capital improvement (or series of related capital expenditures, capital additions or capital improvements) in excess of $150,000 individually or $1,000,000 in the aggregate, other than capital expenditures pursuant to the capital budget previously made available to Purchaser or (ii) deviate or fail to make expenditures at the times and in the amounts set forth in the capital budget  previously made available to Purchaser, except in the reasonable, good faith discretion of the Company’s management in the ordinary course of business consistent with past practice;

(l)          (i) cancel, materially amend or modify in any manner adverse to the Company or terminate any Company Material Contract or Lease or waive, release or assign any material rights, claims or benefits under any Company Material Contract or Lease, or (ii) enter into any Contract that if in effect on the date hereof would be a Company Material Contract or Lease, in each case of (i) or (ii), other than in the ordinary course of business consistent with past practice and as would not be materially adverse to the Company and its Subsidiaries;

(m)         (i) sell, assign, transfer or grant any license to any Company IP, except for non-exclusive licenses granted to customers in the ordinary course of business, or (ii) allow any Company Registered IP to lapse or go abandoned, other than at the end of its ordinary, non-extendible term;

(n)         reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or any of its Subsidiaries or make any other change with respect to their capital structure;

(o)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of the Company or any of its Subsidiaries;

(p)          enter into any new line of business or abandon or discontinue any existing lines of business;

(q)          terminate or permit the lapse of any insurance policies of the Company or any of its Subsidiaries;

(r)          fail to maintain in effect all material Permits;

(s)          (i) enter into, renew, or modify any Affiliate Arrangements, or (ii) transfer any assets or liabilities between the Company and its Subsidiaries, on the one hand, and the Seller Group, on the other hand, other than as expressly contemplated by this Agreement;

(t)          forgive, cancel or compromise any material debt or claim, or waive or release any right of material value to the Company or its Subsidiaries, other than invoice adjustments or other customer arrangements that are not material and are entered into in the ordinary course of business consistent with past practice;

(u)        declare, set aside or pay (i) any non-cash dividend or non-cash distribution to a Person other than a wholly owned Subsidiary of the Company or (ii) any dividend or distribution with a payment date on or after the Closing Date, or enter into any agreement to repurchase any shares of common stock of the Company; or

(v)         authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions, or any act or omission that would result in any of the foregoing.

Section 7.2            Conduct of Purchaser’s Business.  Purchaser agrees that, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article IX, it shall not and shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third party) reasonably expected to materially impair or delay Purchaser’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.

Section 7.3            Employment Matters.

(a)       During the one-year period following the Closing (the “Continuation Period”), Purchaser shall, and shall cause its Affiliates to, provide each Company Employee, for so long as he or she remains employed by the Purchaser or its Affiliates, with (i) a base salary or base rate of pay and a target annual cash incentive compensation opportunity that are no less favorable than the base salary or base rate of pay and the target annual cash incentive compensation opportunity provided to such Company Employee immediately prior to the Closing and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to Closing (for the avoidance of doubt, excluding any equity or equity-based compensation).

(b)         Purchaser shall, and shall cause its Affiliates, as applicable, to, give Company Employees full credit for such Company Employees’ service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of benefits (including for purposes of vacation, disability and severance), to the same extent recognized by the Company immediately prior to the Closing, under any benefit plans made available to employees of Purchaser or any of its Affiliates in which a Company Employee participates; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service, and Purchaser and its Affiliates shall not be required to provide credit for any purpose under any defined benefit pension plan, postretirement welfare plan or any plan under which similarly situated employees of Purchaser and its Affiliates do not receive credit for prior service or that is grandfathered or frozen.

(c)        Purchaser shall, and shall cause its Affiliates to, as applicable, use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Purchaser or any of its Affiliates that provides health benefits in which Company Employees may be eligible to participate following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Purchaser or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing.

(d)       Unless otherwise requested by Purchaser in writing delivered to the Company not less than ten (10) business days before the Closing Date, the board of directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company 401(k) Profit Sharing Plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date.  The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the reasonable review and approval (not to be unreasonably withheld) of Purchaser.  Following the Closing, the assets of the Company 401(k) Plan shall be distributed to the participants, and Purchaser shall permit the Company Employees who are actively employed as of such time to make rollover contributions of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (excluding loans), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Company Employee from the Company 401(k) Plan to the Purchaser 401(k) Plan.

(e)         Purchaser shall, and shall cause its Affiliates , as applicable, to continue any Company Benefit Plan that is an annual bonus plan, with respect to the fiscal year in which the Closing occurs and will pay such bonuses in accordance with the terms of such Company Benefit Plan, if any, at such time as the Company has historically paid such bonuses.

(f)        Nothing contained herein, express or implied, shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement.  The parties hereto acknowledge and agree that the terms set forth in this Section 7.3 shall not create any right in any Company Employee, any other current or former employee or service provider or any other Person to any continued employment with the Company, Purchaser or any of their respective Affiliates, successors, or assigns and shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.3, express or implied, is intended to confer upon any other person any third-party rights or remedies of any nature whatsoever under or by reason of this Section 7.3.

Section 7.4            Publicity.  Purchaser, on the one hand, and the Company and Seller, on the other hand, shall communicate and cooperate with each other prior to any press release or public disclosure of the transactions contemplated by this Agreement.  Purchaser, on the one hand, and the Company and Seller, on the other hand, agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party, except such release or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of one of the Company’s or Seller’s Affiliates or Purchaser or one of its Affiliates are listed, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance and shall consider such comments in good faith; provided, however, that (i) Purchaser, Seller, the Company and their respective Affiliates are permitted to (A) report and disclose the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their (or in the case of Seller or the Company, its sponsors’) current or prospective investors, direct or indirect limited partners, lenders or otherwise in the ordinary course of their business, including private equity/fund formation, fundraising, marketing, syndication, informational or reporting activities and (B) disclose the consummation of the transactions contemplated hereby on their websites and otherwise in the ordinary course of their business and (ii) Purchaser, the Company, Seller and their respective Affiliates are permitted to report and disclose the status of this Agreement and the transactions contemplated hereby pursuant to an internal communication or otherwise to their respective employees.

Section 7.5            Confidentiality.

(a)          Purchaser acknowledges that the information provided to it and its Representatives in connection with this Agreement and the transactions contemplated hereby prior to the Closing is subject to the terms of the Confidentiality Agreement between Seller and Purchaser, dated as of January 31, 2023 (as amended or modified from time to time, the “Confidentiality Agreement”).  The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing.

(b)          From and after the Closing, Purchaser, the Company and their respective Subsidiaries shall treat and hold as confidential any nonpublic information solely to the extent regarding Seller or its Affiliates in their businesses distinct from the business of the Company and its Subsidiaries provided by Seller to Purchaser or its Representatives (such information, the “Seller Confidential Information”) and refrain from using any of the Seller Confidential Information except in connection with this Agreement, or as may otherwise be required by Law, in connection with any dispute with third parties or any defense or prosecution of legal proceedings, financial reporting, Tax or accounting matters; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third party source that is not known after reasonable inquiry by Purchaser or any such Affiliates to be under any obligations or duties of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Purchaser or any of its Affiliates or Representatives or (iii) to the extent used by Purchaser or any of its Affiliates in order to comply with the terms of this Agreement and the other Transaction Agreements or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand.

(c)          From and after the Closing, Seller shall, and shall direct its Affiliates and their respective Representatives to treat and hold as confidential any nonpublic information solely to the extent regarding the Company, any of the Company’s Subsidiaries, or their respective businesses (such information, the “Company Confidential Information”) and refrain from using any of the Company Confidential Information except in connection with this Agreement, or as may otherwise be required by Law, in connection with any dispute with third parties or any defense or prosecution of legal proceedings, financial reporting, Tax or accounting matters; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Seller or any member of the Seller Group from and after the Closing from a third party source that is not known after reasonable inquiry by Seller or any such other member of the Seller Group to be under any obligations or duties of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of any member of the Seller Group or their respective Representatives or (iii) to the extent used by Seller in order to comply with the terms of this Agreement and the other Transaction Agreements or any other Contract between the Seller Group, on the one hand, and Purchaser or any of its Affiliates, on the other hand.

Section 7.6            Access to Information.

(a)         Prior to the Closing Date and subject to applicable Laws and Section 7.5, Purchaser shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants), to have such access to the personnel, properties (including the Owned Real Properties and the Leased Real Properties), premises, books and records, Contracts, agreements, businesses, operations and other documents and data related to the Company and its Subsidiaries and such examination of such items and information, as it reasonably requests upon reasonable advance written notice.  Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions required by applicable Law.  Seller shall, and shall cause the Company and its Subsidiaries and its and their respective officers, employees, consultants, agents, accountants, attorneys and other Representatives to reasonably cooperate with Purchaser and Purchaser’s Representatives in connection with such access and examination, and Purchaser and its Representatives, as the case may be, shall use their commercially reasonable efforts to minimize any disruption to the business.  Any disclosure during such investigation by the Company or its Representatives shall not constitute any enlargement or additional representation or warranty of Seller or the Company beyond those specifically set forth in Article V.  Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) would materially disrupt the operations Subsidiaries, (ii) would require Seller, the Company or any of their respective Subsidiaries to disclose information that, in the reasonable judgment of outside counsel to Seller or the Company, would constitute a waiver of attorney-client privilege or would conflict with any applicable Law or Privacy and Security Requirement, order, privacy policy or confidentiality obligation to which Seller or the Company and its Subsidiaries are subject; or (iii) involves any intrusive investigation or other sampling or testing of any air, soil, gas, surface water, groundwater, building materials, or other environmental media; provided that, in each of the foregoing clauses (i)-(ii), Seller shall provide Purchaser with a reasonable description of the general nature of the information not provided and shall, at Purchaser’s request, reasonably cooperate in good faith to design and implement disclosure arrangements to enable Purchaser to evaluate such information.

(b)          Notwithstanding anything to the contrary herein but without limiting Section 7.6, prior to the Closing, without the written consent of the Company (not to be unreasonably withheld, conditioned or delayed), purchaser shall not contact any employees, customers or suppliers of the Company or any of its Subsidiaries, other than in the ordinary course of business of Purchaser or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries or the transactions contemplated by this Agreement.

Section 7.7             Regulatory Approvals.

(a)          Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under any applicable Competition Laws) to effect promptly all necessary filings with any Governmental Entity and to obtain all consents, waivers and approvals of any Governmental Entity necessary to consummate the transactions contemplated hereunder.  Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement or any of the matters described in this Section 7.7.  Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Entity regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Entity.  No party hereto shall independently participate in any meeting, call, or video conference with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting, call, or video conference and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate.  The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any Competition Law.  Notwithstanding anything to the contrary in this Agreement, and without limiting or expanding the rights and obligations set forth in this Section 7.7, Purchaser shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Purchaser reasonably consults with, and considers in good faith, the input of Seller.  Any documents or other materials provided pursuant to this Section 7.7(a) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material, and the Parties may, as each deems advisable, reasonably designate any material provided under this Section 7.7 as “outside counsel only material.”  Such “outside counsel only materials” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(b)          The parties hereto shall use commercially reasonable best efforts and take any and all actions necessary to provide or cause to be provided (including by their “Ultimate Parent Entities” as that term is defined in the HSR Act) as promptly as reasonably practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including (i) (a) filing any notification and report form and related material required under the HSR Act as promptly as reasonably practicable after the date hereof (but in any event no later than 10 Business Days after the date hereof), (b) submitting a CMA Briefing Paper to the CMA as soon as reasonably practicable after the date hereof (but in any event no later than 15 Business Days after the date hereof as long as the Company and Seller provide any necessary information in a timely fashion, or failing such timely provision, as soon as reasonably practicable thereafter)  and (c) filing any other initial filings, notices, and reports under any Competition Law in the jurisdictions set forth on Section 7.7(b) of the Company Disclosure Schedule as promptly as reasonably practicable, and thereafter to respond as promptly as reasonably practicable to any request for additional information or documentary material that may be made under the HSR Act or any similar Competition Law regarding preacquisition notifications for the purpose of competition or other reviews and (ii) defending any Actions challenging this Agreement or the performance of the obligations hereby.

(c)       Without limiting the foregoing, Purchaser shall, and shall cause its Affiliates to, take any such actions as may be reasonably necessary to obtain any authorization, consent or approval of a Governmental Entity or to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the transactions contemplated hereby to occur no later than the Extended Outside Date, including:  (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, any businesses, product lines, investments, operations, companies, rights or assets of Purchaser and its Affiliates or the Company and its Subsidiaries, or any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product lines, rights or assets), or agree to any other structural or conduct remedy or (ii) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its Affiliates’ freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, investments, operations, companies, rights or assets of Purchaser and its Affiliates or the Company and its Subsidiaries, or any interest therein (the actions set forth in clauses (i) and (ii) of this Section 7.7(c) referred to collectively as, “Regulatory Actions”); provided, however, nothing in this Section 7.7 or otherwise in this Agreement shall require Purchaser or its Subsidiaries or Affiliates to (and Seller, the Company and their respective Subsidiaries and Affiliates shall not, without Purchaser’s prior written consent) offer, propose, negotiate, commit or agree to, take or effect any Regulatory Action (A) that would be, or would reasonably be expected to be, in the aggregate, material to the Purchaser and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Share Purchase, but for purposes of this Section 7.7(c), “material” shall mean material measured on a scale relative only to the size of the Company and its Subsidiaries, taken as a whole (and not, for avoidance of doubt, the combined business of Purchaser, the Company and their respective Subsidiaries), prior to the transactions contemplated by this Agreement or (B) that involves or relates to any businesses, product lines, investments, operations, companies, rights or assets of Purchaser or its Affiliates, but for the purposes of subpart (B), only to the extent such Regulatory Actions relate to a structural remedy in the form of a sale, divestiture or disposition; provided, further, that the imposition of UK FDI Requirements shall be excluded from any assessment of materiality for the purposes of this Section 7.7(c), unless UK FDI Additional Requirements are also imposed, in which case the foregoing exclusion from the materiality assessment shall not apply; provided, further, that nothing in this Section 7.7 or otherwise in this Agreement shall require Purchaser or its Subsidiaries or Affiliates to commit to or effect any action or agreement that is not conditioned upon the consummation of the transactions contemplated by this Agreement, and in no event shall Seller or the Company propose, negotiate, effect or agree to take any such actions (I) without the prior written consent of Purchaser and (II) unless the taking of such action is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d)        From the date of this Agreement until Closing, neither Purchaser nor any of its Affiliates shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any assets or Person, or take any other action (excluding those actions disclosed in Section 7.7(d) of Purchaser Disclosure Schedule), if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition, or the taking of any other action, would: (i) impose a material delay in obtaining, or increase the risk of not obtaining, consents or approvals of a Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Entity seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby or (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise.

Section 7.8            Director and Officer Liability; Indemnification.

(a)        Without limiting any additional rights that any Person may have under any Company Benefit Plan, from the Closing through the sixth anniversary of the Closing Date, each of Purchaser and the Company shall indemnify and hold harmless each present (as of immediately prior to the Closing) and former officer, director or manager, of the Company and its Subsidiaries (the “Indemnified Individuals”) from and against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses (including attorneys’ fees and disbursements in advance of the final disposition of any actual or threatened claim to the fullest extent permitted by Law and provided that such Indemnified Individual provides an undertaking to repay such advances to the extent if it is ultimately determined that such Indemnified Individual is not entitled to indemnification), incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, with respect to matters existing or occurring at or prior to the Closing (including this Agreement and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted by applicable Law.  In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Individual will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Purchaser or the Company promptly following receipt by Purchaser from the Indemnified Individual of a request therefor, (y) neither Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (in which indemnification could be sought by such Indemnified Individual hereunder) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Individual from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Individual otherwise consents and (z) the Company shall cooperate with such Indemnified Individual in the defense of any such matter. Notwithstanding anything to the contrary contained herein, Purchaser shall not be required to indemnify any Person for such Person’s criminal conduct or fraud.

(b)         Purchaser shall, or shall cause the Company to procure, bind and pay in full, at Purchaser’s expense, all premiums for a tail insurance coverage policy (the “Tail Insurance Coverage”) and maintain such insurance for a claims reporting or discovery period of at least six (6) years from the Closing Date, from an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier as of the date hereof with respect to its currently existing directors’ and officers’ liability insurance policy set forth in Section 7.8(b) of the Company Disclosure Schedule, for the benefit of the Indemnified Individuals who, as of the Closing Date, are covered by such currently effective directors’ and officers’ liability insurance policy (such Persons, together with any other prior directors or officers of the Company and its Subsidiaries, the “D&O Indemnified Parties”), which shall provide the D&O Indemnified Parties with terms, conditions, retentions and levels of coverage in the aggregate not materially less favorable to the D&O Indemnified Parties than, the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided that in no event shall Purchaser or the Company be required to expend for such tail policy pursuant to this sentence a premium amount in excess of 250% of the amount per annum the Company paid for the directors’ and officers’ liability insurance coverage presently maintained by the Company in its last full fiscal year (the “Premium Cap”); provided, further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, Purchaser shall, or shall cause the Company to, purchase the most advantageous policy available for an amount not to exceed the Premium Cap.  Purchaser shall cause the Company following the Closing to maintain any such Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing.

(c)          For a period of not less than six (6) years after the Closing Date, Purchaser, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions of the certificate of incorporation and bylaws (or equivalent governing documents) of each of the Company and its Subsidiaries no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers than are set forth in the organizational documents of the Company (or equivalent governing documents) as of the date hereof, which provisions shall not be amended, repealed or otherwise modified during such six (6) year period in any manner that would adversely affect the rights thereunder of any individual who immediately before the Closing was an Indemnified Individual.

(d)          Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing) is made against any Indemnified Individual on or prior to the sixth anniversary of the Closing, the provisions of this Section 7.8 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e)        This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to Law, Contract or otherwise.

(f)          In the event that the Company or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 7.8.

Section 7.9            Further Assurances.  From time to time after the Closing, at the request of another party, without further consideration and at the sole expense of the party so requesting, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. Subject to Section 7.7, each of the parties will use reasonable best efforts to defend any Actions challenging this Agreement, the Closing or the performance of the obligations hereby.

Section 7.10          Termination of Affiliate Arrangements.  Except as set forth on Section 7.10 of the Company Disclosure Schedule, on or prior to the Closing, Seller shall, and shall cause the Seller Group to cause all Affiliate Arrangements to be settled and/or terminated and canceled and of no force and effect with no further liability to or obligations of the Company or its Subsidiaries from and after the Closing. Seller and Purchaser shall agree on the documentation by which the Seller Group and the Company and its Subsidiaries shall effect the transactions pursuant to this Section 7.9.

Section 7.11         No Solicitation of Other Bids; Return and Destruction of Transaction Information.  Neither Seller nor any member of the Seller Group shall authorize nor shall they permit any of their respective Affiliates, and shall direct their respective Representatives not to, directly or indirectly: (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal, (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal, or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Seller and its Affiliates shall immediately terminate access by any Person (other than Purchaser and its Representatives) to any non-public or confidential information relating to the Company and its Subsidiaries that has been provided to prospective purchasers and their Affiliates and Representatives in connection with an acquisition of the Company or its Subsidiaries or the business thereof (including through the Electronic Data Room or any online or other data sites) (any such information, “Transaction Information”), and within five (5) Business Days of the date hereof, request in writing that all prospective purchasers of the Company or any of its Subsidiaries of the business thereof to whom Transaction Information concerning the Company or its Subsidiaries has been distributed on or prior to the date hereof in connection with the process relating to the sale of the Company and its Subsidiaries or the business thereof (other than Purchaser and its Representatives acting on its behalf) return such information to Seller (or destroy such information) and cause their Affiliates and representatives to do the same in accordance with, the terms of the confidentiality agreements between any member of the Seller Group or the Company and its Subsidiaries, on the one hand, and such prospective purchasers, on the other hand.  For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) concerning (a) a merger, consolidation or other business combination transaction involving the Company or any of its Subsidiaries, (b) the issuance or acquisition of membership interests in the Company or any of its Subsidiaries (other than to Seller or the exercise of call rights or other rights held by the Company to repurchase equity interests held by former employees in connection with such employees separation from the Company or its Subsidiaries in the ordinary course of business and consistent with past practice), or (c) the sale, lease, exchange or other disposition of any significant portion of the Company’s or its Subsidiaries’ properties or assets.

Section 7.12          Preservation of Records.  Purchaser agrees that, with respect to records of the Company and its Subsidiaries existing as of the Closing Date, it shall, and shall cause the Company to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to Seller for inspection and copying (at Seller’s sole expense) as may be reasonably required by Seller in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, Seller or any of its Affiliates. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) interferes unreasonably with the normal business operations of the Purchaser, the Company or their respective Affiliates, (ii) would require Purchaser, the Company or any of their respective Subsidiaries to disclose information that, in the reasonable judgment of outside counsel to Purchaser, would constitute a waiver of attorney-client privilege or would conflict with any applicable Law or (iii) involves any intrusive investigation or other sampling or testing of any air, soil, gas, surface water, groundwater, building materials, or other environmental media of any real property owned or leased by Purchaser, the Company or any of their respective Subsidiaries; provided that Purchaser shall, at Seller’s request, reasonably cooperate in good faith to design and implement disclosure arrangements to enable Seller to evaluate such information.

Section 7.13          Escrow Agreement.  At the Closing, each of Purchaser and Seller shall duly execute and deliver to the other, and shall use their reasonable efforts to cause the Escrow Agent to duly execute and deliver to Purchaser and Seller, the Escrow Agreement.

Section 7.14          280G Vote.  At least five days prior to the Closing, the Company shall (i) seek from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated hereby that would constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such Person’s rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (ii) seek the approval of its stockholders in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure to all stockholders prior to such vote, of any such Waived 280G Benefits (the “Shareholder Approval”).  The Company shall have delivered to Purchaser complete copies of all disclosure and other related documents that will be provided to the Persons entitled to vote in connection with the Shareholder Approval at least five (5) days prior to distribution to the Persons entitled to vote  and shall consider in good faith all reasonable comments of Purchaser thereon.  If Purchaser desires to have included in the Waived 280G Benefits any new compensation arrangements entered into by or at the direction of Purchaser that could be deemed parachute payments with respect to any disqualified individuals of the Company and its Subsidiaries (“New Arrangements”), Purchaser shall deliver to the Company all relevant information with respect to such New Arrangements at least ten Business Days prior to the Closing Date. If Purchaser does not provide the Company with all relevant information with respect to any New Arrangements at least ten Business Days prior to the Closing Date, the Company shall not be required to include such New Arrangements in the determination of the Waived 280G Benefits.  In no event shall the Company or Seller be deemed to be in breach of this Section 7.14 as a result of (a) any disqualified individual refusing to execute a waiver, (b) Purchaser’s failure to timely deliver all relevant information regarding any New Arrangements or (c) the Shareholder Approval not being obtained.

Section 7.15         Certain Consents.  Purchaser acknowledges and agrees, on behalf of itself, that certain consents to the transactions contemplated hereby may be required from parties to Contracts or other agreements to which the Company or one of its Subsidiaries is a party and that such consents have not been obtained as of the date hereof and may not be obtained prior to the Closing. If requested by Purchaser in writing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate, and Seller shall use their commercially reasonable efforts to obtain such consents and approvals (including any third party consents) that may be required in connection with the transactions contemplated by this Agreement, including under any Contracts and Leases.  Notwithstanding anything to the contrary in this Agreement, nothing herein shall obligate or be construed to obligate Seller or any of its Affiliates (including the Company and its Subsidiaries) to (i) make, or to cause to be made, any payment to any third Person, (ii) commence any action, suit or other legal proceeding or (iii) offer to grant any material accommodation (financial or otherwise) to any third Person in each case in order to obtain the consent or approval of such third Person under any Contract or Lease.

Section 7.16           Resignations.  On the Closing Date, Seller shall deliver the duly executed resignations and releases in form and substance reasonably satisfactory to Purchaser (effective as of the Closing) of all directors, managers and officers of the Company and its Subsidiaries as may be requested by Purchaser not less than ten (10) Business Days prior to the Closing Date.

Section 7.17           Tax Matters.

(a)          Purchaser shall be responsible for and shall pay all Transfer Taxes imposed with respect to the transfer of the Company Shares (including any Transfer Taxes with respect to assets of the Company or any of its Subsidiaries deemed transferred by reason of the Company Shares transfer) pursuant to this Agreement. The party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties shall cooperate to minimize any Transfer Taxes.

(b)         Each party shall, and shall cause its Affiliates to, provide to the other parties such cooperation, assistance, documentation and information as either of them may reasonably request in connection with any Tax matters relating to the Company and its Subsidiaries (including by the provision of reasonably relevant records and information).  Each party agrees (i) to retain all books and records of the Company in its possession with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and any extensions thereof) of the respective taxable periods and (ii) to give the other party reasonable written notice before transferring, destroying or discarding any books and records and, if the other party so requests, allow such other party to take possession of the books and records.

(c)          From the Closing until the determination of the Final Purchase Price, Purchaser shall not, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), (i) make or change any Tax election, (ii) amend, refile or otherwise modify any Tax Return, or (iii) take any other action, in each case, with respect to a Pre-Closing Tax Period of the Company or its Subsidiaries if such election or action would reasonably be expected to increase the Pre-Closing Tax Amount.

(d)         Notwithstanding anything in this Agreement to the contrary, on or before the Closing Date, the rights and obligations of the Company and its Subsidiaries pursuant to all Tax sharing agreements or arrangements (other than this Agreement or any Commercial Tax Agreements), if any, to which any of the Company or its Subsidiaries, on the one hand, and Seller or any of its respective Affiliates, on the other hand, are parties, shall terminate, and neither Seller nor any of its respective Affiliates, on the one hand, nor any of the Company and its Subsidiaries, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

(e)         Purchaser and its Affiliates (including the Company) shall not make any election under Section 338 or Section 336 of the Code (or any similar provisions under state, local, or non-U.S. Law) with respect to the purchase of the Company Shares pursuant to this Agreement.

(f)         For purposes of this Agreement, in the case of any Straddle Period, (i) the amount of any Taxes not described in clause (ii) (including Taxes based on or measured by income, receipts, payments, or payroll) of the Company and its Subsidiaries for the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (ii) the amount of all property Taxes or other Taxes imposed on a periodic basis of the Company and its Subsidiaries for the portion of the Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(g)          Within 30 days after the Closing Date, Seller shall deliver to Purchaser a duly executed IRS Form W-8IMY of Seller, together with duly executed applicable IRS Forms W-8 or W-9 from Persons treated as a partner of Seller for U.S. federal income tax purposes immediately prior to the Closing that own, in the aggregate, at least 90% of Seller as of immediately prior to the Closing.

Section 7.18          Connecticut Transfer Act.  The parties agree and acknowledge that the Connecticut Transfer Act, Connecticut General Statutes § 22a-134 et seq. and the rules and regulations promulgated thereunder, does not apply to the transactions contemplated by this Agreement. Notwithstanding the foregoing, should the Closing occur and the State of Connecticut provides written notice thereafter that the Transfer Act applied to the transactions contemplated herein, the parties shall cooperate to take all actions required to achieve compliance with the Transfer Act (including causing Seller to execute necessary documents as “transferee” following reasonable review and consultation of such documents) with respect to the Leased Real Property located at 39 Bradley Park Road, East Granby, Connecticut and the transactions contemplated by this Agreement, including filing such forms, paying all required fees, completing all required investigation or remediation, issuing a final “verification,” as that term is defined in the Transfer Act, that is not subject to audit by the State of Connecticut, and taking such other actions to achieve compliance with the Transfer Act.  This Section 7.18 shall survive the Closing.

Section 7.19         Notice of Material Developments.  From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, each party shall give prompt notice to the other Parties of (a) any known material breach of any of its representations or warranties contained in this Agreement, in each case as if such representations or warranties were made immediately after the event or circumstance giving rise to the notification obligation under this Section 7.19 arose (except to the extent any such representation and warranty expressly relates to an earlier date (in which case notice shall only be given if such material breach occurred as of or before such earlier date)), including any events or circumstances that may give rise to any such breach, (b) any known material breach of any covenant hereunder by such party and (c) any other known material development affecting the ability of such party to consummate the transactions contemplated by this Agreement. In addition, the Company shall, and the Company shall cause each of its Subsidiaries to, provide to Purchaser copies of all material correspondence between the Company and any of its Subsidiaries on the one hand, and a Governmental Entity, including correspondence relating to any pending or newly commenced examination, inquiry or investigation by such Governmental Entity, concurrently with the receipt or delivery thereof by the Company or such Subsidiary.  Purchaser’s receipt of information or correspondence pursuant to this Section 7.19 shall not operate as a waiver or otherwise affect any representation, warranty or covenant given or made by Seller or the Company in this Agreement and shall not be deemed to amend or supplement the Company Disclosure Schedule.

Section 7.20          Financing.

(a)          Purchaser shall and shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the Financing contemplated by the Commitment Letter on or prior to the Closing Date on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Commitment Letter (or on other terms and conditions, that (i) are not less favorable to Purchaser taken as a whole than the terms and conditions (including any “flex” provisions) set forth in the Commitment Letter taken as a whole, (ii) do not include conditions to funding the Financing that are not contained in the Commitment Letter, (iii) would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and (iv) would not reduce the amount of the Financing below the amount required to satisfy the Financing Amount (“Acceptable Financing Terms”)), including by using reasonable best efforts to:

(i)           maintain in effect and enforcing its rights under the Commitment Letter and any Definitive Financing Agreements,

(ii)          satisfy on a timely basis all conditions to the funding of the Financing set forth in the Commitment Letter and the Definitive Financing Agreements that are within its control (or if deemed advisable by Purchaser, seeking the waiver of conditions applicable to Purchaser contained in the Commitment Letter and such Definitive Financing Agreements), and

(iii)        negotiate and enter into definitive agreements (which, with respect to the bridge facility documentation, shall not be required until necessary to ensure that the funding thereof (if required to fund the Financing Amount) will occur on the Closing Date) with respect to the Financing on Acceptable Financing Terms (the “Definitive Financing Agreements”).

(b)         Purchaser shall (i) upon written request of Seller from time to time, keep Seller informed in reasonable detail and on a reasonably current basis of the status of its efforts to arrange the Financing and (ii) give Seller prompt notice of (x) any material breach or default, by any party to the Commitment Letter, of which Purchaser becomes aware or (y) the receipt of any written notice from any Financing Entity with respect to any breach of any of Purchaser’s obligations under the Commitment Letter.

(c)         Prior to the Closing, none of Purchaser or its Subsidiaries shall  consent, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any provision under, the Commitment Letter or Definitive Financing Agreements without Seller’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that Purchaser may, without Seller’s prior written consent, (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Definitive Financing Agreements that does not (A) reduce the aggregate amount of the Financing to an amount below the amount required to satisfy the Financing Amount, (B) adversely affect the ability of Purchaser to enforce its rights against other parties to the Commitment Letter or the Definitive Financing Agreements as so amended, replaced, supplemented, or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof or (C) impose new or additional conditions to the availability of the Financing, or otherwise would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (the effects described in clauses (A) through (C), collectively, the “Prohibited Modifications”), (ii) amend, replace, supplement or otherwise modify the Commitment Letter solely to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Commitment Letter as of the date of this Agreement and (iii) enter into other debt financing arrangements (whether or not contemplated by the Commitment Letter and including any amendment to Purchaser’s existing revolving credit facility which corresponding commitments would be undrawn and available at Closing in at least the amount required to satisfy the Financing Amount) and thereby reduce all or a portion of the aggregate principal amount of the Financing by the amount of, or the amount of any commitment for, any such debt financing so long as such debt financing arrangements do not constitute or effect a Prohibited Modification (any such debt financing, “Permanent Financing”).  Upon any such amendment, replacement, supplement or modification, the terms “Commitment Letter” and “Definitive Financing Agreement” shall mean the Commitment Letter or the Definitive Financing Agreement, as applicable, as so amended, replaced, supplemented or modified.  Purchaser shall promptly deliver to Seller copies of any such amendment, replacement, supplement, waiver or other modification of the Commitment Letter.

(d)        If for any reason all or any portion of the Financing becomes unavailable, then Purchaser shall, and shall cause its Subsidiaries to, (i) use their respective reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing, in an amount required to satisfy the Financing Amount, on Acceptable Financing Terms and (ii) promptly notify Seller of such unavailability and the reason therefor.  In the event that (i) any portion of the Financing is unavailable, regardless of the reason therefor, (ii) (A) all conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing or the failure of which to be satisfied is caused by a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) shall have been satisfied (or are capable of being satisfied at the Closing) and (B) the Closing should occur or should have occurred pursuant to Section 2.2 and (iii) the bridge facilities contemplated by the Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 7.20) are available on the terms and conditions described in the Commitment Letter (or replacements thereof), then Purchaser shall cause the proceeds of such bridge financing to be used in lieu of such affected portion of the Financing.

(e)        In the event any alternative financing is obtained in accordance with this Section 7.20 (“Alternative Financing”), references in this Agreement to the Financing shall also be deemed to include such Alternative Financing (and any Financing remaining in effect at the time in question), and if one or more commitment letters or Definitive Financing Agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letter and the Definitive Financing Agreements shall also be deemed to include such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 7.20 shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Financing.  The foregoing notwithstanding, compliance by Purchaser with this Section 7.20 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available and Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Purchaser’s ability to obtain the Financing (or any Alternative Financing) or any specific term with respect to such financing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any permitted Alternative Financing.

Section 7.21          Financing Cooperation.

(a)          Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, use reasonably best efforts to, and each of Seller and its Subsidiaries shall use their reasonable best efforts to cause their respective Representatives to use reasonable best efforts to, provide to Purchaser, in each case at Purchaser’s sole cost and expense, such customary cooperation as is reasonably requested by Purchaser in connection with the Financing (which term, for purposes of this Section 7.21, shall include any other financing incurred in lieu thereof or otherwise in connection with the transactions contemplated by this Agreement). Such cooperation shall include but not be limited to using reasonable best efforts in connection with the following:

(i)         participating (and causing senior management and appropriate Representatives of the Company to participate) in a reasonable number of meetings, calls, presentations, road shows, lender presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies at reasonable times and places and otherwise cooperating with Purchaser’s marketing efforts for any of the Financing and assisting Purchaser in obtaining ratings in connection with the Financing, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential financing sources, on the other hand;

(ii)        assisting Purchaser with its timely preparation and negotiation of customary rating agency presentations and materials, credit agreements, indentures, bank information memoranda, syndication documents and materials, lender presentations, offering documents, prospectuses, memoranda, investor presentations, purchase agreements, guarantees, pledge and security documents, closing certificates, and similar documents in connection with the Financing;

(iii)     assisting Purchaser with Purchaser’s preparation of pro forma financial information and pro forma financial statements, and with Purchaser’s preparation of projections, in each case, solely with respect to information of the Company and its Subsidiaries, it being agreed that Purchaser shall provide (A) the proposed aggregate amount of debt financing, together with assumed interest rates and fees and expenses relating to the incurrence of such debt financing and (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement ((A) and (B), the “Purchaser Pro Forma Information”);

(iv)        (A) executing and delivering any pledge and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser; (B) giving Purchaser reasonable access to the offices, properties, books, records and other information of the Company and its Subsidiaries to facilitate the granting of security in any collateral; (C) assisting Purchaser in obtaining environmental assessments, surveys and title insurance; (D) assisting Purchaser with the provision of the insurance certificates and endorsements; and (E) otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Financing;

(v)       furnishing Purchaser with the Required Financing Information and such other pertinent and customary information reasonably requested in connection with the Financing;

(vi)       at the request of Purchaser,

(A)      timely delivering notices of prepayment in respect of the Senior Secured Credit Agreements or any other applicable Indebtedness of the Company and its Subsidiaries contemplated by this Agreement, or otherwise required by its terms, to be paid at or prior to Closing (which shall be delivered at Purchaser’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing), and taking any actions at or prior to the Closing Date reasonably requested by Purchaser to facilitate the prepayment of all amounts outstanding under any of the Senior Secured Credit Agreements or such other applicable Indebtedness on or following the Closing Date;

(B)        arranging for delivery of Payoff Documentation three (3) Business Days prior to Closing,

(C)        taking all other reasonable actions reasonably requested by Purchaser to facilitate the payoff, discharge and termination in full at the Closing of all amounts outstanding under the Senior Secured Credit Agreements or any other Indebtedness of the Company and its Subsidiaries contemplated by this Agreement, or otherwise required by its terms, to be paid at or prior to Closing and the release of all related Encumbrances on the assets of the Company or its Subsidiaries, and

(D)        assisting Purchaser in connection with the unwinding or novation at the Closing of any swaps or hedges to which the Company or any of its Subsidiaries is a party and designated by Purchaser (notice of which may be delivered at Purchaser’s request in advance of the Closing Date so long as permitted by the underlying swap or hedge documentation to be contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or its Subsidiaries to complete such unwind or novation prior to the occurrence of the Closing Date) (such notices, together with the notices described in clause (1), “Financing Termination Notices”);

(vii)     assisting with the migration, cash collateralization, backstopping, or other treatment determined by Purchaser of any letters of credit, bank guarantees, or similar instruments or arrangements of the Company and its Subsidiaries in connection with the Closing;

(viii)    executing and delivering customary authorization letters to the Financing providers authorizing the distribution of information regarding the Company to prospective lenders or investors in connection with the Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities, and a customary representation as to the accuracy of the written information contained in the disclosure and marketing materials regarding the Company and its Subsidiaries and to the extent provided by the Company or any of its Subsidiaries, subject to customary exceptions and qualifications (“Financing Authorization Letters”);

(ix)      causing its independent auditors to (A) provide drafts and executed versions of customary auditor comfort letters (including “negative assurance” comfort and change period comfort) with respect to historical financial information relating to the Company and its Subsidiaries as reasonably requested by Purchaser or as necessary or customary for financings similar to the Financing (including any offering or private placement of debt securities pursuant to Rule 144A) and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and places;

(x)       (A) taking actions requested by Purchaser to enable Purchaser to benefit from the Company’s existing lending relationships in connection with the marketing and syndication of the Financing, (B) cooperating with Financing providers in performing due diligence, and (C) assisting in obtaining credit ratings;

(xi)       taking all reasonable and customary actions necessary and requested by Purchaser to (A) permit the Financing Parties to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, or in connection with collateral audits or due diligence examinations, and (B) permit Purchaser to establish bank and other accounts and blocked account agreements and lock-box arrangements in connection with the Financing; and

(xii)      to the extent requested at least eight (8) Business Days prior to the Closing Date, promptly furnishing Purchaser at least four (4) Business Days prior to the Closing Date with all documentation and other information relating to the Company and its Subsidiaries that is reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and beneficial ownership Laws, including a beneficial ownership certification in relation to the Company, which certification shall be substantially similar to the form of Certification Regarding Beneficial Owners of Legal Entity Customers, published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association; and

(xiii)     taking the actions set forth on Section 7.21(a) of the Company Disclosure Schedule. Notwithstanding anything to the contrary herein, it is understood and agreed by the parties that a breach of this Section 7.21(a)(xiii) shall not be considered for purposes of the satisfaction of the condition precedent set forth in Section 8.2(b).

(b)    Notwithstanding anything in this Section 7.21 to the contrary, in fulfilling its obligations pursuant to this Section 7.21, Seller and its Subsidiaries will not be required to: (i) prior to the Closing Date, pay or incur any commitment or other fee or any out-of-pocket expense (other than customary expenses in connection with the cooperation described in this Section 7.21 that are promptly reimbursed by Purchaser); (ii) prior to the Closing Date, pass resolutions or consents or approve or authorize the execution of, or execute, the Financing or the Definitive Financing Agreements or related agreements (other than (A) Financing Termination Notices and (B) Financing Authorization Letters);  (iii) cause any director, officer or employee or stockholder of Seller or any of its Subsidiaries to incur any personal liability; or (iv) provide cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries.

(c)     Purchaser shall promptly, upon request by Seller or the Company, reimburse Seller or the Company, as applicable, for all reasonable and documented out-of-pocket costs incurred by Seller, the Company or any of its Subsidiaries in connection with any cooperation contemplated by this Section 7.21.  Purchaser shall indemnify and hold harmless Seller, the Company, its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all losses or damages actually suffered or incurred by them in connection with the arrangement of the Financing, any actions taken pursuant to this Section 7.21 or any information utilized in connection therewith, except in the event such loss or damage arises out of (i) the gross negligence, willful misconduct, fraud, or bad faith by Seller, the Company or its Subsidiaries or, in each case, their respective Representatives, (ii) the material breach of this Agreement thereby or (iii) any written information provided to Purchaser in writing by Seller or its Subsidiaries for inclusion in any materials relating to the Financing.

(d)        Seller will use reasonable best efforts to notify Purchaser if any of the Required Financing Information or any other information provided pursuant to this Section 7.21 is found to have contained any untrue statement of a material fact or to have omitted to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading.

(e)          For the avoidance of doubt, Purchaser may, to most effectively access the financing markets, require the cooperation of Seller and its Subsidiaries under this Section 7.21 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date.

(f)         Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letter) by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of Purchaser’s obligations hereunder.

(g)         The Company hereby consents to the use of its and its Subsidiaries’ logos by Purchaser in connection with the Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect Seller, the Company or any of its Subsidiaries or the reputation or goodwill of Seller, the Company or any of its Subsidiaries.

ARTICLE VIII

CONDITIONS OF CLOSING

Section 8.1    Conditions to Obligations of Each Party.  The respective obligations of Purchaser and Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment on the Closing Date of each of the following conditions:

(a)        there shall not be any Law in effect making illegal the consummation of the transactions contemplated by this Agreement, and there shall not be any Governmental Order in effect prohibiting the consummation of the transactions contemplated by this Agreement; and

(b)          (i) any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired, and (ii) the consents, approvals or clearances set forth on Section 8.1(b) of the Company Disclosure Schedule shall have been obtained.

Section 8.2    Additional Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived in writing, to the extent permitted by Law, by Purchaser in whole or in part in its sole discretion):

(a)         (i) the representations and warranties of Seller set forth in Section 4.1 (Title to Shares), Section 4.2 (Organization and Good Standing), Section 4.3 (Authority; Execution and Delivery; Enforceability), and Section 4.7 (Activities of Certain Entities) shall be true and correct in all respects, in each case, as of the date hereof and as of the Closing as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company set forth in the first sentence of Section 5.1 (Organization and Good Standing), Section 5.2(a), (Capitalization and Title to Shares) Section 5.2(b) (Capitalization and Title to Shares), Section 5.2(e) (Capitalization and Title to Shares), Section 5.3 (Authority; Execution and Delivery; Enforceability), and Section 5.7(ii) (Absence of Certain Changes or Events) shall be true and correct in all respects, in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (iii) the representations and warranties of Seller forth in Section 4.4(a)(i) (No Conflicts; Consents), Section 4.4(a)(iv) (No Conflicts; Consents), Section 4.4(b) (No Conflicts; Consents) and Section 4.5 (Brokers and Finders) shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (iv) the representations and warranties of the Company set forth in Section 5.1 (Organization and Good Standing) (other than the first sentence thereof), Section 5.2(d) (Capitalization and Title to Shares), Section 5.4(a)(i) (No Conflicts; Consents), Section 5.4(a)(iv) (No Conflicts; Consents), Section 5.4(b) (No Conflicts; Consents) and Section 5.17 (Brokers and Finders) shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (v) the representations and warranties of the Company set forth in Section 5.22 (Related Party Transactions) shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (vi) all other representations and warranties of the Company contained in Article V and Seller in Article IV shall be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein), in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (vi), where the failure of such representations or warranties to be true and correct has not had, or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)        each of the Company and Seller shall have in all material respects performed or complied with all agreements, covenants and obligations required by this Agreement to be performed or complied with by the Company or Seller, as the case may be, at or prior to the Closing;

(c)          since the date hereof, there shall not have occurred and be continuing any Company Material Adverse Effect;

(d)          Purchaser shall have received a certificate signed by an executive officer of each of the Seller and the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 8.2 have been satisfied; and

(e)          Seller and the Company shall have delivered, or caused to be delivered, to Purchaser the Closing deliverables set forth in Section 2.3(b).

Section 8.3   Additional Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated hereby are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived in writing, to the extent permitted by Law, by Seller in whole or in part in its sole discretion):

(a)         (i) the representations and warranties of Purchaser set forth in Section 6.1, Section 6.2, Section 6.3(a)(i), Section 6.3(a)(iv), Section 6.3(b) and Section 6.5 shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of Purchaser contained in Article VI shall be true and correct (without giving effect to any materiality qualifications set forth therein), in each case, as of the date hereof and as of the Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (ii), where the failure of such representations or warranties to be true and correct would not reasonably be expected to materially impair or delay the Purchaser’s ability to consummate the transactions contemplated by this Agreement or the other Transaction Agreements;

(b)        Purchaser shall have in all material respects performed or complied with all agreements, covenants and obligations required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing; and

(c)         Seller shall have received a certificate signed by an executive officer of Purchaser certifying that the conditions set forth in subsections (a) and (b) of this Section 8.3 have been satisfied.

(d)          Purchaser shall have delivered, or caused to be delivered, to Seller the Closing deliverables set forth in Section 2.3(a)(ii) and Section 2.3(a)(iii).

ARTICLE IX

TERMINATION

Section 9.1     Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)          at the election of Seller or Purchaser on or after December 5, 2023 (as may be further extended under this Section 9.1(a), the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date, except that if, as of 5:00 p.m. New York time on the Outside Date, the conditions set forth in Section 8.1 have not been satisfied, then the Outside Date shall automatically be extended (without any action required by any party) to March 5, 2024 (as may be further extended under this Section 9.1(a), the “Extended Outside Date”) (after which either Seller or Purchaser may terminate this Agreement if the Closing has not occurred by 5:00 p.m. New York time on the Extended Outside Date); provided, however, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 9.1(a) if it is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VIII prior to the Outside Date or the Extended Outside Date, as applicable, or (ii) the failure of the Closing to have occurred prior to the Outside Date or the Extended Outside Date, as applicable; provided, further, that in the event the Marketing Period has commenced but has not completed as of the Outside Date or the Extended Outside Date, as applicable, the Outside Date or Extended Outside Date, as applicable, may be extended (or further extended) by either the Seller or Purchaser to the date that is five Business Days after the then-scheduled expiration date of the Marketing Period by written notice to the other prior to the Outside Date or Extended Outside Date, as applicable; provided, further, that in the event that Purchaser elects to delay the Closing pursuant to the last proviso in clause (a) of Section 2.2, then if the Outside Date would occur during such extension or the five (5) Business Days following such extension, then the Outside Date or Extended Outside Date, as applicable, shall be automatically extended through the date the Closing is to occur pursuant to Section 2.2.

(b)          by mutual written consent of Seller and Purchaser;

(c)          by Seller or Purchaser if there shall be (i) in effect any Law that makes consummation of the Closing illegal or otherwise prohibited or (ii) in effect a final, nonappealable Governmental Order of a Governmental Entity having competent jurisdiction over the business of the Company and its Subsidiaries prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 9.1(c) if the issuance of such Law or Governmental Order was primarily due to the terminating party’s material breach of any of its representations, warranties, covenants or other agreements hereunder;

(d)         by Purchaser if (i) Purchaser is not in material breach of any of its obligations, representations or warranties hereunder which breach, if continuing on the Closing Date, would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (ii) there is a  breach of any representations or warranties or a failure to perform any covenant, agreement or obligation on the part of Seller or the Company hereunder that would render any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty days after the giving of written notice by Purchaser to Seller and (y) two Business Days prior to the Outside Date;

(e)          by Seller if (i) Seller and the Company are not in material breach of any of its obligations, representations or warranties hereunder which breach, if continuing on the Closing Date, would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (ii) there is a  breach of any representations or warranties or a failure to perform any covenant, agreement or obligation on the part of Purchaser hereunder that would render any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty days after the giving of written notice by Seller to Purchaser and (y) two Business Days prior to the Outside Date;

Section 9.2    Procedure Upon Termination.  In the event of termination and abandonment by Seller or Purchaser, or both, pursuant to Section 9.1, written notice thereof specifying the relevant provision under which termination is made shall be given to the other party or parties, and the transactions contemplated by this Agreement shall be abandoned, without further action by any of Seller, the Company or Purchaser.

Section 9.3     Effect of Termination.  In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Company, Seller or Purchaser; provided, however, that subject to the terms of this Section 9.3, (i) no such termination shall (A) restrict the availability of specific performance, if any, set forth in Section 11.3 with respect to surviving obligations that are to be performed following such termination or (B) relieve any party hereto from liability for damages resulting from intentional fraud or any Willful Breach and (ii) the provisions of Section 7.3, Section 7.5, this Article IX, Section 10.1 and Article XI shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.  For purposes of this Section 9.3, the term “Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.  Without limiting the foregoing, a failure by a party to close in accordance with this Agreement when it is obligated to do so shall be deemed to be a Willful Breach.

ARTICLE X

ADDITIONAL AGREEMENTS

Section 10.1   No Reliance.

(a)          Except for the representations and warranties contained in Article VI and Article V, Purchaser is acquiring the business of the Company and its Subsidiaries “As-Is, Where-Is”, and none of Seller, the Company or any of their respective Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling Persons, agents or other Representatives or any other Person or Non-Recourse Party has made or makes or is authorized to make, and Purchaser hereby waives, any other express or implied representation or warranty, express or implied, whether written or oral, on behalf of Seller, the Company, their respective Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling Persons, agents or other Representatives or any other Person.  Except for the representations and warranties contained in Article VI, none of Purchaser or any of its Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling Persons, agents or other Representatives or any other Person or Non-Recourse Party has made or makes or is authorized to make, and Seller hereby waives, any other express or implied representation or warranty, express or implied, whether written or oral, on behalf of Purchaser, its Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling Persons, agents or other Representatives or any other Person.

(b)          To the fullest extent permitted by applicable Law, except for the representations and warranties expressly set forth in Article IV and Article V, none of Seller, the Company, any Seller Related Party or any other Person will have or be subject to any liability or indemnification obligation on any basis (including in Contract or tort, under applicable federal or state securities Laws or otherwise) to Purchaser or any other Person resulting from the sharing with Purchaser or its Representatives, or Purchaser’s use of any information, documents, projections, forecasts or other materials made available to Purchaser in the Electronic Data Room or management presentations (or omissions therefrom) in expectation of the transactions contemplated by this Agreement or otherwise.  Except for the representations and warranties expressly set forth in Article IV and Article V, it is understood and Purchaser acknowledges that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Purchaser are not and shall not be deemed to be or to include representations and warranties of Seller, the Company or any of their respective Subsidiaries or Affiliates.  Except for the representations and warranties expressly set forth in Article IV and Article V, Purchaser acknowledges and agrees, to the fullest extent permitted by applicable Law, to Seller’s and the Company’s express disavowal and disclaimer of any other representations and warranties, whether made by Seller, the Company or any other Person on behalf of Seller or the Company, and of all liability and responsibility for any representation, warranty, projections, forecasts or other materials made available to Purchaser, including any opinion, information, projection, forecast or other information that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant or other Representative of Seller, the Company or any of their respective Affiliates.  In furtherance of the foregoing, and not in limitation thereof, Purchaser specifically acknowledges and agrees that none of Seller, the Company or any of their respective Subsidiaries or Affiliates makes or has made any representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Purchaser with respect to the performance of the Company or any of the Company’s Subsidiaries either before or after the Closing Date.  Purchaser acknowledges and agrees, on its own behalf and on behalf of the Purchaser Related Parties, that (i) such projections or forecasts are being provided solely for the convenience of Purchaser to facilitate its own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such projections or forecasts, (iii) Purchaser is familiar with such uncertainties and (iv) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections or forecasts (including the reasonableness of the underlying assumptions).  Purchaser acknowledges that it has conducted its own independent investigation of the condition, operations and businesses of the Company and the Company’s Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser has been provided and has evaluated certain such documents and information.

(c)         Purchaser and its Affiliates, directors, officers, employees, subsidiaries, controlling Persons, agents and other Representatives hereby acknowledge that, except for the representations and warranties expressly set forth in Article IV and Article V, no other statutory, express or implied representation or warranty, whether written or oral, concerning the Company Shares, the transactions contemplated by this Agreement or the business, assets or liabilities of the Company and the Company’s Subsidiaries, the execution, delivery or performance of this Agreement or the other Transaction Agreements or any other matter, including any implied warranties of merchantability and implied warranties of fitness for a particular purpose, is or has been made.  Seller and its Affiliates, directors, officers, employees, subsidiaries, controlling Persons, agents and other Representatives hereby acknowledge that, except for the representations and warranties expressly set forth in Article VI, no other statutory, express or implied representation or warranty, whether written or oral, concerning the transactions contemplated by this Agreement, Purchaser’s financing or solvency, the execution, delivery or performance of this Agreement or the other Transaction Agreements or any other matter, including any implied warranties of merchantability and implied warranties of fitness for a particular purpose, is or has been made.

(d)          Purchaser agrees that if Purchaser or any of its Affiliates obtains a representations and warranties insurance policy from an insurance carrier with respect to any of the representations or warranties set forth in this Agreement, each such policy shall at all times expressly provide that: (a) the insurer shall have no, and shall waive and not pursue any and all, subrogation rights or contribution rights or any other rights (including rights acquired by assignment) against any Seller Related Party or their respective Representatives, except against any such Person for intentional fraud by such Person, (b) the Seller Related Parties and their respective Representatives shall be third party beneficiaries of such waiver and (c) none of Purchaser or its Affiliates shall have any obligation to pursue any claim against Seller in connection with any damage, loss, liability or expense. Purchaser shall be solely responsible for payment of the premiums, commissions, fees, Taxes and other costs and expenses of procuring and maintaining any such insurance policy.

Section 10.2   Survival.  To the fullest extent permitted by applicable Law, the representations, warranties, covenants and agreements of the parties contained in this Agreement or in any certificate delivered hereunder shall terminate effective as of the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing, which shall survive in accordance with their terms and, if no term is specified, then for the longest period permitted by Law, and Article XI.  Nothing in this Agreement shall limit the liability of any party for intentional fraud committed by such Person with respect to the representations and warranties contained in Article IV, Article V or Article VI.

Section 10.3    Release.

(a)          Effective upon the Closing, to the fullest extent permitted by applicable Law, each of Purchaser, the Company and their Subsidiaries, in each case on behalf of itself, their respective Affiliates and the Purchaser Related Parties (in the case of Purchaser) (collectively, the “Purchaser Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each Seller Related Party from any and all liabilities and obligations to such Purchaser Releasers of any kind or nature whatsoever arising as of or prior to the Closing and relating to his, her or its direct or indirect ownership interest in, or service as a controlling Person, director, officer, employee or agent of, the Company, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law (including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any other Environmental Law) or Contract (other than this Agreement and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at Law or in equity, and each of the Purchaser Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any Seller Related Party.  Notwithstanding foregoing, Purchaser does not release, and this Section 10.3(a) shall not release, discharge or otherwise diminish its rights with respect to this Agreement and the other Transaction Agreements.

(b)         Effective upon the Closing, to the fullest extent permitted by applicable Law, Seller, in each case on behalf of itself and the Seller Related Parties (collectively, the “Seller Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each Purchaser Related Party and each of the Company and its Subsidiaries from any and all liabilities and obligations to such Seller Releasers of any kind or nature whatsoever arising as of or prior to the Closing and relating to his, her or its direct or indirect ownership interest in, or service as a controlling Person, director, officer, employee or agent of, the Company, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law (including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any other Environmental Law) or Contract (other than this Agreement and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at Law or in equity, and each of the Seller Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any Purchaser Related Party or from the Company or any of its Subsidiaries.  Notwithstanding the foregoing, the Seller Releasers do not release, and this Section 10.3(b) shall not release, discharge or otherwise diminish (i) any rights with respect to this Agreement and the other Transaction Agreements, including any rights to receive payments under this Agreement or any rights pursuant to Section 7.8, (ii) any rights under any Company Benefit Plan, employment agreement or other similar agreement between the Company and any of its Subsidiaries and any Seller Releaser in his or her capacity as an employee or former employee of the Company or any of its Subsidiaries or (iii) any other accrued or unpaid compensation or benefits earned by a Seller Releaser in his or her capacity as an employee of the Company or any of its Subsidiaries.

ARTICLE XI

MISCELLANEOUS

Section 11.1   Assignment; Binding Effect.  Except as provided in this Section 11.1, this Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Purchaser and Seller and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.  Purchaser may assign its rights and obligations hereunder, in whole or in part, to any of its Affiliates without the consent of any other Person; provided that Purchaser shall remain liable for each of its obligations set forth herein; provided, further, that Purchaser shall not assign to any Affiliate that would result in incremental Tax withholding from the Purchase Price payable to Seller without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).  In addition, Purchaser may assign any or all of its rights and remedies pursuant to this Agreement to any of its lenders, or any agent therefor, as collateral security without the consent of any other Person; provided that Purchaser shall remain liable for its obligations set forth herein. Following the Closing, Seller may assign any or all of its rights and remedies pursuant to this Agreement to any of its Affiliates without the consent of Purchaser; provided that Seller shall remain liable for each of its obligations set forth herein.

Section 11.2    Governing Law; Jurisdiction.

(a)          This Agreement and all Actions (whether in tort, Contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

(b)          Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery in Wilmington, Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), and any applicable appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, the United States District Court for the Southern District of New York located in New York, New York or any court of the State of New York sitting in the borough of Manhattan, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such courts and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 11.4 set forth below shall be effective service of process for any Action brought in any such courts.

Section 11.3  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.  EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.3.

Section 11.4   Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when delivered by facsimile or e-mail, unless transmitted after 5:00 P.M. local time or on a day other than on a Business Day, in which case on the next Business Day, and (c) on the next Business Day when sent by overnight courier service, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller or, prior to the Closing, the Company, to:

MB Aerospace Group Holdings Limited
39 Bradley Park Road
East Granby, CT 06026
Attn:	[ ]
E-mail:	[ ]

and to:

c/o Blackstone, Inc.
345 Park Avenue
New York, NY 10154
Attn:	[ ]
E-mail:	[ ]

with copies (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn:	Michael T. Holick; William J. Allen
E-mail:	MHolick@stblaw.com; William.Allen@stblaw.com

If to Purchaser, to:

Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010
Attn:	[ ]
E-mail:	[ ]

with copies (which shall not constitute notice) to:

Wachtell Lipton Rosen & Katz
51 W 52nd Street
New York, NY 10019
Attn:	Benjamin M. Roth
E-mail:	BMRoth@wlrk.com

or to such other address, facsimile number or Person as a party shall have last designated by such notice to the other parties.

Section 11.5   Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 11.6   Fees and Expenses.  Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Purchaser shall be responsible for all filing fees in connection with any filing pursuant to the HSR Act and the Competition Laws.

Section 11.7  Entire Agreement.  This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.  In the event of any conflict between this Agreement, on the one hand, and any Exhibit hereto, the Confidentiality Agreement or any Transaction Agreement, on the other hand, the terms of this Agreement shall control.

Section 11.8   Interpretation.

(a)          When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement (or, with respect to any references to Sections of the Company Disclosure Schedule in Article IV or Article V, the Company Disclosure Schedule, and, with respect to any references to Sections of the Purchaser Disclosure Schedule in Article VI, the Purchaser Disclosure Schedule) unless otherwise indicated.

(b)          Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)         When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d)          Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e)          Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f)           The words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”.

(g)          References in this Agreement to “dollars” or “$” are to U.S. dollars.

(h)          When calculating periods of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, and if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

(i)           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(j)         “Made available to Purchaser,” “provided to Purchaser,” or similar phrases used in this Agreement shall mean such document was made available to Purchaser in the Electronic Data Room prior to 11:59 p.m. Eastern time on June 4, 2023.

(k)          The term “or” need not be exclusive, and shall be interpreted as “and/or.”

(l)         This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 11.9    Company Disclosure Schedule.

(a)          The Company Disclosure Schedule, the Purchaser Disclosure Schedule and the information and disclosures contained therein relate to and qualify certain of the representations, warranties, covenants and obligations made by Seller, the Company and Purchaser in this Agreement and shall not be construed or otherwise deemed to constitute, any representation, warranty, covenant or obligation of Seller, the Company or any other Person except to the extent explicitly provided in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or obligations.  No reference to or disclosure of any item or other matter in the Company Disclosure Schedule or in the Purchaser Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Company Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or in the Purchaser Disclosure Schedule.  Such additional matters are set forth for informational purposes only.  No reference in the Company Disclosure Schedule or in the Purchaser Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document.  No disclosure in the Company Disclosure Schedule or in the Purchaser Disclosure Schedule relating to any possible breach or violation of, or non-compliance with, any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach, violation or non-compliance exists or has actually occurred, and nothing in the Company Disclosure Schedule or in the Purchaser Disclosure Schedule shall constitute an admission of any liability or obligation of any Person to any other Person or shall confer or give any third party any remedy, claim, liability, reimbursement, cause of action or any other right whatsoever.  Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to the Sections in this Agreement and (i) any items or matters set forth in Article IV of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of Article IV of this Agreement to which it corresponds and each other Section or subsection of Article IV of this Agreement to the extent the applicability of the disclosure to such other Section or subsection of Article IV of this Agreement is reasonably apparent on its face and (ii) any items or matters set forth in Article V of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of Article V of this Agreement to which it corresponds and each other Section or subsection of Article V of this Agreement to the extent the applicability of the disclosure to such other Section or subsection of Article V of this Agreement is reasonably apparent on its face.  The inclusion of any cross-references to any section or subsection of the Company Disclosure Schedule, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not reasonably apparent for the purposes of the immediately preceding sentence.  The headings contained in the Company Disclosure Schedule and in the Purchaser Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or the Purchaser Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or in the Purchaser Disclosure Schedule or the interpretation of this Agreement.  Any Contract or other agreement referred to in the Company Disclosure Schedule shall include reference to all exhibits, schedules and purchase orders related thereto to the extent such exhibits, schedules and purchase orders have been made available to Purchaser (other than such documents, which shall not be required to be made available, that are on terms which do not differ from those that have been made available to Purchaser in a manner that is materially detrimental to the Company or its Subsidiaries).  Where a reference in the Company Disclosure Schedule is to any section of any statute or regulation, such references include any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder.

(b)          The information contained in the Company Disclosure Schedule shall be treated in accordance with the terms of the Confidentiality Agreement.  In disclosing the information in the Company Disclosure Schedule, Seller and the Company expressly do not waive any attorney-client privilege or other similar privilege associated with such information or any protection afforded by the work-product doctrine or other similar doctrine with respect to any of the matters disclosed or discussed herein.

Section 11.10  Waiver and Amendment.  Subject to applicable Law and Section 11.17, this Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by Seller and Purchaser.  Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.11 Counterparts.  This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 11.12  Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except as set forth in Section 7.8, Section 10.3, Section 11.16 and Section 11.17 each of which rights are hereby expressly acknowledged and agreed to by the parties hereto, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 11.13  Remedies.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties hereto acknowledge and hereby agree that, subject to the terms of this Section 11.13, in the event of any breach or threatened breach by Seller or the Company, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Seller and the Company, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required.  The parties hereby further acknowledge and agree that prior to the Closing, Seller and the Company, on the one hand, and Purchaser on the other hand, shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 7.7, by the other party or parties and to cause the other parties to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement.  The parties agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and, without such right, the parties would not have entered into this Agreement.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the party seeking the injunction, specific performance and other equitable relief has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity.  The remedies available to the parties pursuant to this Section 11.13 shall be in addition to any other remedy to which it is entitled at Law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit a party from seeking to obtain such other remedies.  For the avoidance of doubt, the parties hereto further agree that (i) by seeking the equitable remedies provided for in this Section 11.13, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party in accordance with the terms of this Agreement in the event that this Agreement has been terminated or in the event that the equitable remedies provided for in this  Section 11.13 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.13 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.13 prior or as a condition to exercising any termination right under Article IX (and pursuing monetary damages after such termination to the extent permitted in accordance with this Agreement), nor shall the commencement of any legal proceeding pursuant to this Section 11.13 or anything set forth in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement.

Section 11.14  Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 11.15 No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, Purchaser covenants, agrees and acknowledges that no Persons other than Purchaser, Seller and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that Seller or its respective managing members or general partners may be partnerships or limited liability companies, Purchaser has no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any party hereto or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including Seller and the Company, each a “Non-Recourse Party”), through Seller, the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.  Without limiting the foregoing, no claim will be brought or maintained by Purchaser or any Purchaser Related Party or any of their respective successors or permitted assigns against any Non-Recourse Party that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of Seller, the Company or any other Person delivered hereunder.

Section 11.16  Representation.  Purchaser agrees, on its own behalf and on behalf of each of its directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP may serve as counsel to Seller and its Affiliates in connection with any matters related to this Agreement and the contemplated transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the contemplated transactions notwithstanding any representation by Simpson Thacher & Bartlett LLP prior to the Closing Date of the Company.  Purchaser and the Company hereby (a) waive any claim they have or may have that Simpson Thacher & Bartlett LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises either before or after the Closing between Purchaser and Seller or any of their respective Affiliates, Simpson Thacher & Bartlett LLP may represent Seller or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Purchaser or the Company and even though Simpson Thacher & Bartlett LLP may have represented the Company in a matter substantially related to such dispute.  Purchaser and the Company also further agree that, as to all communications prior to Closing among Simpson Thacher & Bartlett LLP and the Company, Seller or Seller’s Affiliates and Representatives, that relate in any way to the transactions contemplated hereby or any dispute arising under this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser or the Company.  Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 11.17  Financing Provisions.  Notwithstanding anything in this Agreement to the contrary, each party hereto, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby:  (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into or in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) agrees not to bring or support, or permit any of their controlled Affiliates to bring or support, any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties arising out of, or relating to, this Agreement, the transactions contemplated hereby, the Financing or the performance of services thereunder or related thereto in any forum other than the state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such Action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (e) agrees that none of the Financing Parties shall have any liability to Seller or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (subject to the last sentence of this Section 11.17) and neither Seller nor any of its Subsidiaries or any of their respective controlled Affiliates or Representatives will have any rights or claims against any of the Financing Parties hereunder or thereunder (subject to the last sentence of this Section 11.17), and (f) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.17 and that this Section 11.17 may not be amended, supplemented or waived in a manner adverse to the Financing Parties without the written consent of the Financing Entities.  Notwithstanding the foregoing, nothing in this Section 11.17 shall in any way limit or modify the rights and obligations of Purchaser under this Agreement or any Financing Party’s obligations to Purchaser under the Commitment Letter or any other Financing agreement or the rights of Seller and its Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

MB AEROSPACE GROUP HOLDINGS LIMITED

By:	/s/ Nick Kuhar
	Name:	Nick Kuhar
	Title:	Chief Executive Officer and President

MB AEROSPACE HOLDINGS INC.

By:	/s/ Nick Kuhar
	Name:	Nick Kuhar
	Title:	Chief Executive Officer, President, and Secretary

BARNES GROUP INC.

By:	/s/ Ian Reason
	Name:	Ian Reason
	Title:	Senior Vice President, Barnes and President, Barnes Aerospace

[Signature Page to Stock Purchase Agreement]